  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1997

                                                REGISTRATION NO. 333-22447
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               CUNO INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     3569                    06-1159240
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF       CLASSIFICATION CODE NO.)      IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)

       400 RESEARCH PARKWAY, MERIDEN, CONNECTICUT 06450, (203) 237-5541 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                PAUL J. POWERS
                            CHIEF EXECUTIVE OFFICER
                               CUNO INCORPORATED
       400 RESEARCH PARKWAY, MERIDEN, CONNECTICUT 06450, (203) 237-5541
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
    HERBERT S. WANDER, ESQ., P.C.                DEWEY B. CRAWFORD, ESQ.
       DAVID J. KAUFMAN, ESQ.                   GARDNER, CARTON & DOUGLAS
        KATTEN MUCHIN & ZAVIS                    321 NORTH CLARK STREET
       525 WEST MONROE STREET                    SUITE 3400-QUAKER TOWER
       CHICAGO, ILLINOIS 60661                   CHICAGO, ILLINOIS 60610
           (312) 902-5200                            (312) 644-3000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 1, 1997

PROSPECTUS                      2,000,000 SHARES

                                                                            LOGO
                               CUNO INCORPORATED



                                  COMMON STOCK

                                --------------

  All of the 2,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), offered hereby are being sold by CUNO Incorporated ("CUNO" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CUNO." On March 27, 1997, the last reported sale price of the Company's Common Stock was $16.625 per share, as reported on the Nasdaq National Market. See "Price Range of Common Stock."

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED UNDER THE CAPTION "RISK FACTORS" AT PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

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--------------------------------------------------------------------------------

                                                  PRICE                PROCEEDS
                                                    TO   UNDERWRITING     TO
                                                  PUBLIC DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share.......................................   $         $           $
--------------------------------------------------------------------------------
Total(3)........................................  $         $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $300,000, all of which are payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise the over-allotment option in full, the total Price to Public will
    be $   , the total Underwriting Discount will be $    and the total
    Proceeds to Company will be $   . See "Underwriting."

                                --------------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made
on or about       , 1997 through The Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.
      INCORPORATED

           GOLDMAN, SACHS & CO.

                      CLEARY GULL REILAND & MCDEVITT INC.

                  THE DATE OF THIS PROSPECTUS IS       , 1997.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

Health Care

 . Bioprocessing/Pharmaceuticals
 . Food & Beverage
 . Diagnostic/Laboratory

     Pressures to contain health care costs; demands for rapid and cost effective diagnostic tests; and increased governmental regulations are three of the forces driving this $900 million market. The Health Care market is estimated to be growing at 10% per year and contributes 27%* of CUNO sales revenue.

     CUNO manufactures an extensive range of filtration systems for bioprocessing and biological manufacturing procedures ranging from prefiltration products to sterilizing grade final membrane filters. These systems are used in the sterile filtration of pharmaceutical products, clarification of human blood plasma products, production of therapeutic drugs from genetically engineered organisms, and clarification of beer, wine and soft drinks. Additionally, the systems are used to purify water and gas for product formulation and equipment cleaning and the removal of endotoxins from various solutions. Worldwide, CUNO holds more than 200 patents for its products.

*Based on 1996 sales of $179 million

ARTWORK
[PICTURE OF TEST TUBES]

-----------------
Zetapor(R) is available in flat stock and cartridge form.

CUNO filtration products, such as Zetabind(R), are used extensively for diagnostic testing.

Fluid Processing

 . Electronics
 . Coatings
 . Chemicals/Petrochemicals

     This $1.2 billion dollar market is estimated to be growing at 8% per year and contributes 46%* of CUNO's sales revenues. Fluid processing customers requirements for purer chemical solutions; high quality industrial and automotive finish paints and coatings; ultra pure process water demands of electronics manufacturers as well as government regulations to reduce potential exposure to toxic materials assure this market's continued growth.

     CUNO is recognized as a leading manufacturer of filtration systems for paints and coatings, electronics and petrochemical/chemical markets and provides filtration systems for many industry leaders across the spectrum of these activities. These systems may provide the ultra pure water used in the manufacture of microchips, or remove chemical or physical contaminants from automotive coatings. These systems remove undesirable substances from transformer coolants, improving the efficiency of these devices and can be found in gas processing plants where they remove corrosive chemicals. CUNO has steadily invested in research and manufacturing technology to ensure that its products continue to hold leadership positions in every major area of fluid purification for processing applications.

* Based on 1996 sales of $179 million

ARTWORK

[PICTURE OF CAR BEING PAINTED]

Betapure(R) absolute rated paint filter cartridge.

Potable Water/Consumer

 . Residential & Commercial
 . Food Service

     The Potable Water market is driven by dramatically increased water safety concerns; consumer's desire for better tasting water and other beverages; and restaurant standardization of soft drink quality and taste. This $800 million market is estimated to be growing at 8% per year and contributes 27%* of CUNO's sales revenue.

     Water filtration products for home and commercial uses are the focus of CUNO's Aqua-Pure(R) and Water Factory(R) filtration systems. Aqua-Pure offers a range of filters for home use that includes water softening devices, whole house filtration systems that remove iron, scale and other contaminants from the incoming water supply and point-of-use filter systems. Water Factory reverse osmosis systems include devices for home and commercial filtration of water at the molecular level for uses as diverse as home water consumption to spot-free car wash rinses. CUNO offers more National Sanitation Foundation recognized water filtration devices than any other manufacturer.

*Based on 1996 sales of $179 million

Aqua-Pure whole house and point-of-use filtration systems

ARTWORK
[GLASS OF WATER]

Water Factory reverse osmosis carafe home water system.

                               PROSPECTUS SUMMARY

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements.

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company believes it is a world leader in the design, manufacture and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are used in the health care, fluid processing and potable water markets. These products, most of which are disposable, effectively remove contaminants that range in size from molecules to sand particles. Prominent customers include Amgen Inc., Boston Chicken, Inc., Eli Lilly and Company, Genzyme Corporation, KFC Corporation, McDonald's Corporation, Monsanto Company and Minnesota Mining and Manufacturing Company ("3M"). Approximately 52% of the Company's net sales in fiscal year 1996 were derived from its international operations.

  The Company's objective is to provide high value-added products and premium customer service. The Company's proprietary manufacturing processes provide longer lasting, higher quality and more efficient filters that lower customers' operating expenses and improve the quality of customers' end products. As part of its commitment to customer service, the Company's scientists, each of whom possesses particular industry expertise, collaborate with customers on specific projects to ensure product satisfaction and to develop new products.

  In mid-1994, the Company realigned its business to accelerate sales growth and improve operating margins. A new senior management team developed and implemented the following initiatives, which are key elements of its ongoing growth strategy: (i) develop new products for specific markets, (ii) decrease product development cycle times, (iii) develop pre/final filter systems, (iv) increase customer focus, (v) improve operating efficiencies and (vi) pursue selective acquisitions. Due principally to these initiatives, net sales increased by 25.1% from $143 million to $179 million from fiscal year 1994 to fiscal year 1996 and operating margins (excluding distribution and other nonrecurring costs) improved from 3.5% to 9.8% over the same period. These initiatives resulted in the introduction of 15 new products or product extensions that produced over $18 million in aggregate net sales in the 24 months prior to the Spin-off (as defined below). The Company has scheduled the introduction of 13 new products in fiscal year 1997, nine of which have already been introduced.

  On September 10, 1996 (the "Distribution Date"), the Company's businesses and operations and the associated assets and liabilities were spun-off from Commercial Intertech Corp. ("Commercial Intertech") to its stockholders through a dividend distribution of the Common Stock of the Company (the "Spin-off").

  The Company was incorporated in Delaware on May 23, 1985. Its principal executive offices are located at 400 Research Parkway, Meriden, Connecticut, 06450 and its telephone number is (203) 237-5541.

                                  THE OFFERING

Common Stock offered by the Company....  2,000,000 shares
Common Stock to be outstanding after
 the Offering.......................... 15,830,663 shares(1)
Use of Proceeds........................ For repayment of indebtedness, working capital and other general corporate
                                        purposes. See "Use of Proceeds."
Nasdaq National Market Symbol.......... CUNO

--------

(1) As of January 31, 1997 there were 374,790 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $13.72 per share and 562,150 shares of Common Stock reserved for issuance in the future under the CUNO Incorporated 1996 Stock Incentive Plan (the "Employee Stock Plan") and the CUNO Incorporated Non-Employee Directors' Stock Plan (the "Directors Stock Plan" together with the Employee Stock Plan, the "Stock Plans"). These shares were excluded from this total. See "Capitalization," "Management--Stock Plans" and Note K of Notes to Consolidated Financial Statements.

                        SUMMARY FINANCIAL AND OTHER DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth summary financial and other data of the Company. The income statement data for the fiscal years ended October 31, 1993, 1994, 1995 and 1996 are derived from audited Consolidated Financial Statements of the Company. The income statement data for the fiscal year ended October 31, 1992 and the three months ended January 31, 1996 and 1997 and the balance sheet data as of January 31, 1996 and 1997 are derived from the unaudited Consolidated Financial Statements of the Company. The data should be read in conjunction with the Consolidated Financial Statements (including the notes thereto) and other financial information included elsewhere herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                             THREE MONTHS
                                    YEAR ENDED OCTOBER 31,                 ENDED JANUARY 31,
                         ------------------------------------------------  ------------------
                           1992      1993      1994      1995      1996      1996      1997
                         --------  --------  --------  --------  --------  --------  --------
INCOME STATEMENT
 DATA:(1)
 Net sales.............. $128,195  $130,771  $143,111  $162,699  $179,068  $ 41,004  $ 44,839
 Gross profit...........   38,383    40,605    50,604    62,927    74,220    15,748    19,201
 Distribution and other
  nonrecurring costs....       --        --        --        --    (5,564)       --        --
 Operating income
  (loss)................   (2,538)   (1,678)    4,978    10,840    11,906     2,636     3,927
 Interest expense, net..   (1,458)     (114)     (618)     (546)     (664)      (70)     (555)
 Other (expense) income,
  net...................     (818)     (757)   (2,317)     (731)     (231)       75       (68)
 Income (loss) before
  income taxes..........   (4,814)   (2,549)    2,043     9,563    11,011     2,641     3,304
 (Provision) benefit for
  income taxes..........      514     1,848      (236)   (3,462)   (5,418)     (790)   (1,239)
 Net income (loss)......   (4,300)     (701)    1,807     6,101     5,593     1,851     2,065
 Net income (loss) per
  share(2).............. $  (0.32) $  (0.05) $   0.13  $   0.45  $   0.41  $   0.14  $   0.15
OTHER DATA:
 Depreciation and
  amortization.......... $  8,276  $  7,664  $  8,154  $  7,929  $  7,475  $  2,032  $  1,779
 Capital expenditures...    6,729     3,245     2,927     5,234     6,325     1,050     1,001

                                                                   AS OF
                                                              JANUARY 31, 1997
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(3)
                                                            -------- -----------
BALANCE SHEET DATA:
 Working capital........................................... $ 16,144  $ 16,144
 Total assets..............................................  135,098   135,098
 Short-term debt...........................................   13,218    13,218
 Long-term debt, excluding current maturities..............   35,577     4,539
 Total stockholders' equity................................   44,151    75,189

--------
(1) Operating income has been reduced by an amount equal to the Company's estimate of the charges and expenses the Company would have incurred during those time periods presented prior to the Spin-off if it had operated as a separate, stand-alone entity.

(2) As of January 31, 1997, there were 374,790 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $13.72 per share and 562,150 shares of Common Stock reserved for issuance in the future under the Stock Plans. These shares were excluded from the earnings per share calculations. Shares used to calculate net income (loss) per share were 13,565,922 for fiscal years 1992 through 1996 and the three months ended January 31, 1996 and 13,809,608 for the three months ended January 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) As adjusted to give effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed public offering price of $16.625 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  Because the Company wants to provide investors with more meaningful and useful information, this Prospectus contains certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act")) that reflect the Company's current expectations regarding the future results of operations and performance and achievements of the Company. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company has tried, wherever possible, to identify these forward-looking statements by using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the Company's current beliefs and are based on information currently available to it. Accordingly, these statements are subject to certain risks, uncertainties and assumptions, including the factors set forth in the following Risk Factors, which could cause the Company's future results, performance or achievements to differ materially from those expressed in, or implied by, any of these statements. The Company undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events.

  In addition to the other information in this Prospectus, prospective investors should carefully consider the following Risk Factors before purchasing any of the Common Stock offered hereby.

LIMITED HISTORY AS A STAND-ALONE COMPANY

  The Company has operated as a stand-alone company only since the Spin-off and Commercial Intertech has no obligation to provide assistance to the Company or any of its subsidiaries except as described in "Certain Related Party Transactions--Arrangements Between the Company and Commercial Intertech." There can be no assurance that services provided to the Company by Commercial Intertech under such arrangements, which are scheduled to expire in September 1997, will continue to be provided and, if not, whether, or on what terms, such services could be replaced. Any termination of the arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. See "Certain Related Party Transactions-- Arrangements Between the Company and Commercial Intertech."

LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION

  The financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone entity during the periods presented prior to the Spin-off. Such financial information does not completely reflect additional changes that will occur in the future funding and operations of the Company as a result of the Spin-off. In addition, the financial statements of the Company for the periods prior to the Spin-off include allocations and other estimates of certain assets, liabilities and expenses that were not historically recorded at the level of, but were associated with, the businesses transferred to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  Approximately 50%, 54% and 52% of the Company's net sales for fiscal years 1994, 1995 and 1996, respectively, were derived from its international operations. Consequently, the Company's operations may be adversely affected by significant fluctuations in the value of the U.S. dollar in comparison to local currencies in the countries in which the Company operates. The Company manufactures products in Japan, Brazil, France and Australia. The Company's international operations may be affected by economic, political and governmental conditions in some of the countries where the Company has manufacturing facilities or where its products are sold. In addition, changes in economic or political conditions in any of the countries in which the Company operates could result in unfavorable taxation policies, exchange rates, new or additional currency or exchange controls, governmental regulations or other restrictions being imposed on the operations of the Company or expropriation. At times, the Company uses foreign currency exchange contracts to minimize the impact of currency fluctuations on specific, identifiable transactions. See Note J of Notes to Consolidated Financial Statements.

PATENTS AND PROPRIETARY TECHNIQUES

  The Company has a patent portfolio as well as other proprietary information and manufacturing techniques and has applied, and will continue to apply, for patents to protect its technology. The Company's success depends in part upon its ability to protect its technology and proprietary products under U.S. and foreign patent and other intellectual property laws. Trade secrets and confidential know-how which are not patented are protected through confidentiality agreements, contractual provisions and internal Company administrative procedures. There can be no assurance that such arrangements will provide meaningful protection for the Company in the event of any unauthorized use or disclosure. There can be no assurance that third parties will not assert infringement claims against the Company or that a license or similar agreement will be available on reasonable terms in the event of an unfavorable ruling on any such claim. In addition, any such claim may require the Company to incur substantial litigation expenses or subject the Company to significant liabilities and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Trademarks and Patents."

TECHNOLOGICAL AND REGULATORY CHANGE

  The filtration and separations industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in legislative, regulatory or industrial requirements or competitive technologies may render certain of the Company's filtration and separations products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. The Company is also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. See "Business--Competition" and "--Research and Development, Product Development and Engineering."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  Commercial Intertech structured the Spin-off to qualify as tax-free under
Section 355 of the Internal Revenue Code (the "Code"). However, no ruling was requested from the Internal Revenue Service ("IRS") concerning the federal income tax consequences of the transaction. There is no assurance that the Spin-off will be treated as tax-free by the IRS. If the Spin-off were determined to not be a tax-free distribution, the Company could be liable for significant federal income taxes. See "Certain Related Party Transactions-- Certain Federal Income Tax Consequences of the Spin-off."

RISKS ASSOCIATED WITH ACQUISITIONS

  The Company's business strategy depends in part on its ability to effect acquisitions. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, a combination of the foregoing or effectuated in stock-for-stock transactions. If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's manufacturing systems, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of the Spin-off, the Company will not be able to account for any acquisition as a pooling of interests until September 11, 1998. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. See "Business--Growth Strategy."

COMPETITION

  The filtration and separations markets in which the Company competes are highly competitive. The Company competes with many domestic and international companies in its global markets. There can be no assurance that the Company's products will continue to compete successfully with the products of its competitors. The principal methods of competition in the markets in which the Company competes are product specifications, performance, quality, knowledge, reputation, technology, distribution capabilities, service and price. The Company is under constant pressure from its customers to increase product efficiency while reducing cost. The Company has a significant number of competitors, some of which are larger and have greater financial and other resources than the Company. See "Business--Market Overview" and "-- Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success will depend in a large part upon its ability to attract and retain highly qualified management, marketing, sales and research and development ("R&D") personnel. Due to the specialized nature of the Company's business it may be difficult to locate and hire qualified personnel. The loss of the services of key personnel, or the inability of the Company to attract and retain other key personnel, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have any employment agreements with management other than the employment agreement with Mark Kachur, which expires in April 1997. See "Management."

AGREEMENTS WITH COMMERCIAL INTERTECH; LACK OF ARM'S-LENGTH NEGOTIATIONS

  In connection with the Spin-off, the Company entered into three agreements with Commercial Intertech for the purpose of defining the ongoing relationship with Commercial Intertech. While these agreements were not the result of arm's-length negotiations between independent parties, the Company believes such agreements contain terms comparable to those that would have resulted from negotiations between unaffiliated parties, although there can be no assurance that the parties would have agreed upon comparable terms. However, such agreements contain certain provisions dealing with corporate opportunities presented to the Company's officers or members of the Company's Board of Directors who are also officers of Commercial Intertech or members of Commercial Intertech's Board of Directors. Although such provisions would not necessarily have been included if Commercial Intertech and the Company had been unaffiliated parties negotiating at arm's-length, the Company and Commercial Intertech believe that the intercompany agreements as a whole reflect the results that would have been reached by unaffiliated parties negotiating at arm's-length. See "Certain Related Party Transactions-- Arrangements Between the Company and Commercial Intertech."

POTENTIAL CONFLICTS OF INTEREST OF BOARD OF DIRECTORS AND MANAGEMENT

  Paul J. Powers, Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer of Commercial Intertech, is also Chairman of the Board of Directors and Chief Executive Officer of the Company. In addition, four of the nine members of the Company's Board of Directors are also members of the Commercial Intertech Board of Directors. See "Management." These relationships and the contractual and other ongoing relationships between the Company and Commercial Intertech may give rise to potential conflicts of interest should the interests of the Company and Commercial Intertech be different. The Distribution and Interim Services Agreement provides that any corporate opportunity, transaction, agreement or other arrangement that becomes known to a director or officer of the Company, which officer or director is also an officer or director of Commercial Intertech or a subsidiary of Commercial Intertech, shall not be the property or corporate opportunity of the Company, even if such opportunity, transaction, agreement or other arrangement relates to the fluid purification business. There is no termination date for this provision. See "Certain Related Party Transactions-- Arrangements Between the Company and Commercial Intertech--Distribution and Interim Services Agreement."

POSSIBLE VOLATILITY OF SHARE PRICE

  The market price for the Common Stock may be significantly affected by factors such as the announcement of new products or services by the Company or its competitors, technological innovation by the Company or its competitors, the growth and expansion of the Company's business, trends and uncertainties affecting the filtration and separations industry as a whole, issuances and repurchases of Common Stock, quarterly variations in the Company's operating results or the operating results of the Company's competitors, investors' expectations of the Company's prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

ANTI-TAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated Bylaws (the "Restated Bylaws") contain provisions that (i) eliminate the stockholders' ability to act by written consent, (ii) provide for a staggered board of directors, (iii) require an affirmative vote of 80% of the stockholders entitled to vote to remove directors (who can only be removed for cause), to amend certain provisions of the Restated Certificate or to repeal or amend the Restated Bylaws and (iv) allow the Company's Board of Directors, without obtaining stockholder approval, to issue shares of preferred stock having rights that could adversely affect the voting power and economic rights of holders of the Common Stock. In addition, the Company cannot be acquired in a transaction accounted for as a pooling of interests until September 11, 1998. In 1996, the Company also adopted the Rights Plan (as defined below). Also, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. Any of the foregoing factors may delay, defer, make less attractive or prevent a change in control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock--Stockholder Rights Plan."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of 2,000,000 shares of Common Stock offered hereby, after deducting the estimated underwriting discount and offering expenses payable by the Company, are estimated to be approximately $31.0 million ($35.7 million if the Underwriters' over-allotment option is exercised in full) at an assumed offering price of $16.625 per share.

  The Company intends to use the net proceeds to repay a portion of the indebtedness outstanding under the Company's Senior Unsecured Revolving Credit Facility with Mellon Bank, N.A. (the "Credit Facility"), which was incurred in connection with the Spin-off. The balance of the net proceeds will be used for working capital and other general corporate purposes. The Credit Facility bears interest at the rate of approximately 6% per annum and matures on October 31, 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Consolidated Financial Statements (including the notes thereto).

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "CUNO." The following table sets forth, for the periods indicated, the high and low bid information for the Common Stock as regularly quoted on the Nasdaq National Market. The Common Stock commenced trading on September 11, 1996. Prior thereto, there was no public market for the Common Stock.

                                                                   HIGH   LOW
                                                                  ------ ------
   FISCAL YEAR 1996:
     Fourth Quarter (commencing September 11, 1996).............. $15.75 $14.25
   FISCAL YEAR 1997:
     First Quarter............................................... $17.50 $14.63
     Second Quarter (through March 27, 1997).....................  16.88  14.75

  On March 27, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $16.625. As of March 27, 1997, there were approximately 3,480 holders of record.

                                DIVIDEND POLICY

  Except as described in Note 5 to Selected Financial and Other Data, the Company has not declared or paid, and does not anticipate paying in the near future, any cash dividends on its Common Stock, but intends instead to retain future earnings, if any, for reinvestment in the future operation and expansion of the Company's business and related development activities. Any future determination to pay cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions, legal restrictions on the payment of dividends, restrictions imposed by financing arrangements and other factors as the Board of Directors deems relevant. The terms of the Credit Facility prohibit the Company from declaring dividends during fiscal years 1997 and 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The table below sets forth the capitalization of the Company as of January 31, 1997 and as adjusted to reflect the application of the estimated net proceeds from the issuance and sale by the Company of 2,000,000 shares of Common Stock offered hereby (at an assumed offering price of $16.625 per share) assuming all of the net proceeds are used to repay indebtedness under the Credit Facility. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements (including the notes thereto).

                                                                  AS OF
                                                            JANUARY 31, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Short-term debt(1)........................................ $13,218    $13,218
                                                           =======    =======
Long-term debt:
  Credit Facility......................................... $33,000    $ 1,962
  Mortgages and other.....................................   2,577      2,577
                                                           -------    -------
    Total long-term debt..................................  35,577      4,539
                                                           -------    -------
Stockholders' equity:
  Preferred Stock, $.001 par value; 2,000,000 shares
   authorized; no shares outstanding......................      --         --
  Common Stock, $.001 par value; 50,000,000 shares
   authorized; 13,822,076 shares issued and outstanding
   actual; 15,822,076 shares issued and outstanding as
   adjusted(2)............................................      14         16
  Additional paid-in-capital..............................   7,262     38,298
  Retained earnings.......................................  35,701     35,701
  Unearned compensation...................................  (3,578)    (3,578)
  Minimum pension liability adjustment....................    (811)      (811)
  Translation adjustments.................................   5,563      5,563
                                                           -------    -------
    Total stockholders' equity............................  44,151     75,189
                                                           -------    -------
    Total capitalization.................................. $79,728    $79,728
                                                           =======    =======

--------
(1) Excludes as of January 31, 1997, $8.9 million of payables due to Commercial Intertech. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2) As of January 31, 1997, there were 374,790 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $13.72 per share and 562,150 shares of Common Stock reserved for issuance in the future under the Stock Plans. These shares were excluded from these totals. See "Management--Stock Plans" and Note K of Notes to Consolidated Financial Statements.

                       SELECTED FINANCIAL AND OTHER DATA

  The following table sets forth selected financial and other data of the Company. The balance sheet data as of October 31, 1994, 1995 and 1996 and the income statement data for the fiscal years ended October 31, 1993, 1994, 1995 and 1996 are derived from Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The balance sheet data as of October 31, 1992 and 1993 and as of January 31, 1996 and 1997 and the income statement data for the fiscal year ended October 31, 1992 and the three months ended January 31, 1996 and 1997 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The results of operations for the three months ended January 31, 1997 are not necessarily indicative of results that may be expected for the full year. The data should be read in conjunction with the Consolidated Financial Statements (including the notes thereto), "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included herein.

                                                                              THREE MONTHS
                                    YEAR ENDED OCTOBER 31,                  ENDED JANUARY 31,
                         -------------------------------------------------  ------------------
                           1992      1993      1994      1995      1996       1996      1997
                         --------  --------  --------  --------  ---------  --------  --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
 DATA:(1)
 Net sales.............. $128,195  $130,771  $143,111  $162,699  $ 179,068   $41,004   $44,839
 Cost of products sold..  (89,812)  (90,166)  (92,507)  (99,772)  (104,848)  (25,256)  (25,638)
                         --------  --------  --------  --------  ---------  --------  --------
 Gross profit...........   38,383    40,605    50,604    62,927     74,220    15,748    19,201
 Selling, general and
  administrative
  expenses..............  (40,921)  (42,283)  (45,626)  (52,087)   (56,750)  (13,112)  (15,274)
 Distribution and other
  nonrecurring costs....       --        --        --        --     (5,564)       --        --
                         --------  --------  --------  --------  ---------  --------  --------
 Operating income
  (loss)................   (2,538)   (1,678)    4,978    10,840     11,906     2,636     3,927
 Interest expense, net..   (1,458)     (114)     (618)     (546)      (664)      (70)     (555)
 Other (expense) income,
  net...................     (818)     (757)   (2,317)     (731)      (231)       75       (68)
                         --------  --------  --------  --------  ---------  --------  --------
 Income (loss) before
  income taxes..........   (4,814)   (2,549)    2,043     9,563     11,011     2,641     3,304
 (Provision) benefit for
  income taxes..........      514     1,848      (236)   (3,462)    (5,418)     (790)   (1,239)
                         --------  --------  --------  --------  ---------  --------  --------
 Net income (loss)...... $ (4,300) $   (701) $  1,807  $  6,101  $   5,593   $ 1,851   $ 2,065
                         ========  ========  ========  ========  =========  ========  ========
 Net income (loss) per
  share(2).............. $  (0.32) $  (0.05) $   0.13  $   0.45  $    0.41   $  0.14   $  0.15
OTHER DATA:
 Depreciation and
  amortization.......... $  8,276  $  7,664  $  8,154  $  7,929  $   7,475   $ 2,032   $ 1,779
 Capital expenditures...    6,729     3,245     2,927     5,234      6,325     1,050     1,001

                                                                               AS OF
                                      AS OF OCTOBER 31,                     JANUARY 31,
                         --------------------------------------------    -----------------
                           1992     1993     1994     1995     1996        1996     1997
                         -------- -------- -------- -------- --------    -------- --------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital........ $ 35,784 $ 36,541 $ 42,227 $ 49,174 $ 11,557(3) $ 31,339 $ 16,144
 Total assets...........  151,135  145,952  153,071  162,827  138,756     167,598  135,098
 Short-term debt........    9,135    9,816   10,840   11,476   11,653      11,803   13,218
 Long-term debt,
  excluding current
  maturities............    4,418    5,580    5,175    4,060   33,772(4)    3,858   35,577
 Total stockholders'
  equity................  107,314  103,743  106,466  112,189   43,148(5)  112,611   44,151

--------
(1) Operating income has been reduced by an amount equal to the Company's estimate of the charges and expenses the Company would have incurred during those time periods presented prior to the Spin-off if it had operated as a separate, stand-alone entity.


(2) As of January 31, 1997, there were 374,790 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $13.72 per share and 562,150 shares of Common Stock reserved for issuance in the future under the Stock Plans. These shares were excluded from the earnings per share calculations. Shares used to calculate net income (loss) per share were 13,565,922 for fiscal years 1992 through 1996 and the three months ended January 31, 1996 and 13,809,608 for the three months ended January 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(3) Reflects a decrease of $33.6 million in working capital due to the net change in the operating accounts with Commercial Intertech.

(4) Reflects the incurrence of $30.0 million of long-term debt in conjunction with the Spin-off.

(5) Reflects a dividend of $65.7 million in connection with the Spin-off, consisting of the assumption of $30.0 million in debt accounted for as a dividend and the declaration of a $35.7 million dividend payable to Commercial Intertech.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The discussion below contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences. The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements (including the notes thereto) and other financial information included herein.

OVERVIEW

  The Company's net sales, gross profit and operating income increased significantly from fiscal year 1994 to fiscal year 1996. This improvement was attributable to a number of business initiatives begun in 1994 by the new senior management team. These initiatives included developing new products for specific markets, decreasing product development cycle times, developing pre/final filter systems, increasing customer focus and improving operating efficiencies.

  The Company's products are used in the health care, fluid processing and potable water markets. The main factor supporting the worldwide industry growth in these markets is the need to eliminate unwanted contaminants to ensure safe, consistent products or services. This need is increasingly important as the quality of the world's resources deteriorates, population growth continues, world industrialization progresses, global manufacturing becomes the norm, detection levels improve, global quality standards are demanded and environmental consciousness grows.

  The Company believes that its broad customer base and its geographic diversity tend to insulate it from the adverse effects of softening demand in any one market segment. In fiscal year 1996, approximately 52% of the Company's net sales were derived from its international operations. Therefore, the Company's operations may be affected by significant fluctuations in the value of the U.S. dollar, particularly in Japan and Europe, as many products for those major markets are manufactured in the U.S.

  Selling price increases are implemented regularly by the Company to cover the rising costs of wages, benefits, raw materials and purchased components. Competitive pressures and price resistance in the marketplace can sometimes limit the extent to which cost increases can be passed along to customers in established product lines. Consequently, the Company relies upon economies of scale efficiencies, productivity improvements and cost saving measures to offset any shortfall in price increases and to maintain or improve profit margins.

  The Company's increased profitability is principally attributable to operating cost leverage resulting from increasing net sales on a controlled fixed-cost base and a change in the product mix to higher margin membrane products. Although the Company's selling, general and administrative expenses have increased in absolute dollar terms to support the Company's increased sales effort, they have remained relatively constant as a percentage of net sales on an annual basis.

  In connection with the Spin-off, the Company assumed $30.0 million of Commercial Intertech's debt, which was accounted for as a dividend to Commercial Intertech. The debt was paid from the proceeds of the Credit Facility entered into by the Company shortly after the Spin-off. In addition, the Company declared a dividend of $35.7 million payable to Commercial Intertech that was largely offset by a receivable from Commercial Intertech.

  Financial information described below may not necessarily be indicative of future operating results or future financial condition. The $30.0 million in debt described above gives rise to additional interest expense. In addition, the Company will incur additional compensation expense resulting from the conversion of 30,737 restricted shares of Commercial Intertech common stock into shares of restricted Common Stock that occurred following the Spin-off. The compensation expense, which is determined by the underlying value of the Common Stock, will be recognized over various vesting periods up to a maximum of five years. The Company will also incur certain additional costs as a stand-alone public company which it did not as a wholly-owned subsidiary. Other than the expenses described above, the Company does not expect to incur other costs materially different from historical results.

RESULTS OF OPERATIONS

  The following table sets forth certain income statement data of the Company expressed as a percentage of net sales for the periods presented:

                                       PERCENTAGE OF NET SALES
                              -----------------------------------------------
                                                             THREE MONTHS
                              YEAR ENDED OCTOBER 31,       ENDED JANUARY 31,
                              -------------------------    ------------------
                               1994     1995     1996        1996      1997
                              -------  -------  -------    --------  --------
Net sales....................   100.0%   100.0%   100.0%      100.0%    100.0%
Gross profit.................    35.4     38.7     41.4        38.4      42.8
Selling, general and
 administrative expenses.....   (31.9)   (32.0)   (31.7)      (32.0)    (34.1)
Operating income.............     3.5      6.7      6.6(1)      6.4       8.8

--------

(1)Includes distribution and other nonrecurring costs of $5,564,000, resulting in a reduction of 3.2 percentage points.

 THREE MONTHS ENDED JANUARY 31, 1997 COMPARED TO THREE MONTHS ENDED JANUARY 31, 1996

  Results of operations for the three months ended January 31, 1997 are not comparable to the three months ended January 31, 1996 because the Spin-off occurred in the last quarter of fiscal year 1996. Results for the first quarter of fiscal year 1996 do not include increased interest expense related to the $30.0 million in debt incurred in conjunction in the Spin-off, a higher tax rate resulting from the loss of certain foreign tax benefits previously realized when the Company was a part of the Commercial Intertech combined tax group and the amortization expense of performance shares, which are shares granted and subject to retention based upon achievement of certain performance goals. See "Stock Plans--Performance Share Awards." If, during the first quarter of fiscal year 1996, the Company had outstanding the $30.0 million of debt associated with the Spin-off and had the same tax rate as 1997, net income per share for that period would have been $0.11 per share compared to the actual $0.15 per share reported.

  Net Sales. Net sales of $44.8 million in the first quarter of fiscal year 1997 represented a 9.4% increase over net sales of $41.0 million in the first quarter of fiscal year 1996. The effects of foreign currency fluctuations reduced net sales by $3.8 million as compared to the first quarter in the prior fiscal year. Net sales for the Company's U.S. operations increased by 15.0% over the same period, reflecting continued penetration of the health care market by nylon membrane products.

  Gross Profit. Gross profit in the first quarter of fiscal year 1997 increased by $3.5 million, or 21.9%, to $19.2 million from $15.7 million in the first quarter of fiscal year 1996 and increased as a percentage of net sales to 42.8% from 38.4%. This increase was a result of continued improvement in manufacturing efficiencies, particularly in the U.S., in combination with expanded sales of higher margin nylon membrane products.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.2 million, or 16.5%, to $15.3 million in the first quarter of fiscal year 1997 from $13.1 million in the first quarter of fiscal year 1996 and increased as a percentage of net sales to 34.1% from 32.0% over the same period. Growth in these expenses stems from continued investment in selling and engineering resources worldwide and from projects related to new data processing systems in the U.S., Brazil and Singapore.

  Operating Income. Operating income increased by $1.3 million, or 49.0%, to $3.9 million in the first quarter of fiscal year 1997 from $2.6 million in the first quarter of fiscal year 1996, with most of that gain in the U.S., where expanded sales, an improved product mix and greater efficiencies resulted in an overall significant improvement in operating performance.

  Interest Expense. Interest expense increased by $0.5 million to $0.6 million in the first quarter of fiscal year 1997 from $0.1 million in the first quarter of fiscal year 1996. The increase in interest expense primarily resulted from the $30.0 million of debt incurred by the Company in conjunction with the Spin-off.

  Income Taxes. The Company's effective income tax rate for the first quarter of 1997 was 37.5% as compared to 30.0% during the first quarter of fiscal year 1996. The change reflects a loss of certain foreign tax benefits previously realized when the Company was a part of the Commercial Intertech combined tax group.

 YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995

  As part of the Spin-off in September 1996, the Company incurred $5.6 million of distribution and other nonrecurring costs. The Company also assumed $30.0 million of Commercial Intertech's debt, which was accounted for as a dividend to Commercial Intertech, and declared a dividend of $35.7 million payable to Commercial Intertech. If the Company had not incurred the distribution and other nonrecurring costs and if the debt had been outstanding for the entire year, earnings per share in fiscal year 1996 would have been $0.70.

  Net Sales. Net sales of $179.1 million in fiscal year 1996 represented a 10.1% increase over net sales of $162.7 million in fiscal year 1995. The effects of foreign currency fluctuations reduced net sales in fiscal year 1996 by $4.0 million as compared to fiscal year 1995.

  Net sales for the Company's U.S. operations increased by $11.5 million to $86.4 million in fiscal year 1996, a 15.4% increase over fiscal year 1995 net sales of $74.9 million. The increase in U.S. net sales was generated primarily by new product introductions in both the health care and fluid processing markets, including proprietary nylon membrane products. Net sales of these membrane products increased by more than 100% in the U.S. in fiscal year 1996. General economic conditions combined with the new sales programs increased the sale of core products. The sale of both new and existing products also benefited from management initiatives that placed more focus on in-field customer service and improved customer support. Much of this new customer support, especially in the health care and fluid processing markets, has been provided through the Scientific Application Support Service ("SASS") staff, a program implemented in fiscal year 1995. The Company continued to increase the SASS staff in fiscal year 1996. Engineering employment in the Company, including SASS positions, increased by 28% since the beginning of fiscal year 1994.

  Net sales for the Company's U.S. operations into the potable water market increased by 7.6% overall in fiscal year 1996, with certain markets up sharply. Net sales to the food service segment of this market, which includes restaurants and institutions, increased significantly in fiscal year 1996 due to new products as well as successful collaborative projects with key customers. The sale of home and commercial water purification products improved in fiscal year 1996 due to the creation of a dedicated sales force for the product line and the success of new product sales.

  Net sales from international operations increased by $4.9 million to $92.7 million in fiscal year 1996 from $87.8 million in fiscal year 1995. Net sales improved in all international operations in fiscal year 1996 when compared in local currencies. Europe's net sales improved as a result of new product introductions and further penetration of the Eastern European market. Japan's net sales, when adjusted for the changes in the value of the Yen, increased by 8.4%, but in U.S. dollar terms decreased by $1.7 million. Net sales in other international markets increased by $3.8 million overall in fiscal year 1996, or 12.7%, as compared to fiscal year 1995. A portion of the growth in these other markets was due to product line extensions launched over the past two years, as well as to the introduction of SASS into these markets during fiscal year 1995.

  Gross Profit. Gross profit increased by $11.3 million to $74.2 million in fiscal year 1996 from $62.9 million in fiscal year 1995 and increased as a percentage of net sales to 41.4% from 38.7% over the same period. Approximately $6.3 million of this increase was attributable to higher sales volume and $5.0 million to a shift to higher margin new products, improved operating efficiencies in the U.S. and Europe and the extension of certain product lines into the Brazilian market. A portion of the intangible assets carried by the Company became fully amortized, reducing amortization expense by $0.9 million.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses, excluding distribution and other nonrecurring costs, increased by 9.0% in fiscal year 1996 as compared to fiscal year 1995, but decreased by 0.3% as a percentage of net sales. Although all operations reported increased expenses in fiscal year 1996, no one operation increased proportionally more than the others. Generally, the increase in selling, general and administrative expenses stemmed from sales and engineering personnel recruitment, increased sales training for both Company and distributor personnel and improved sales and marketing promotional support.

  Fiscal year 1996 selling, general and administrative expenses included charges for services provided to the Company by its former parent, Commercial Intertech. Similar services were provided in fiscal year 1995 and fiscal year 1994. Under an agreement signed prior to the Spin-off, Commercial Intertech will continue to provide services in fiscal year 1997 as part of the transition of the Company to stand-alone status. These expenses will be charged to the Company on a basis consistent with prior years, but are expected to be less than prior years. These services are not expected to continue beyond fiscal year 1997. See "Certain Related Party Transactions-- Arrangements Between the Company and Commercial Intertech."

  Operating Income. As a result of the above, operating income increased by 9.8% to $11.9 million in fiscal year 1996 from $10.8 million in fiscal year 1995.

 YEAR ENDED OCTOBER 31, 1995 COMPARED TO YEAR ENDED OCTOBER 31, 1994

  Net Sales. Net sales of $162.7 million in fiscal year 1995 represented a $19.6 million, or 13.7%, increase over net sales of $143.1 million in fiscal year 1994. Exchange rate fluctuations in fiscal year 1995 primarily benefited operations in Japan and Europe. All operations recorded increased net sales in fiscal year 1995.

  Net sales for the Company's U.S. operations increased by $2.9 million to $74.9 million in fiscal year 1995 from $72.0 million in fiscal year 1994. Strength in the electronics segment of the fluid processing market supported the growth. In addition, management initiatives, such as a market focused sales organization, the creation of the SASS teams to support customers in certain markets and closer interaction with distributors, which began during the last half of fiscal year 1994, started to favorably affect net sales during the last six months of fiscal year 1995.

  Net sales from international operations increased by $16.7 million to $87.8 million in fiscal year 1995 from $71.1 million in fiscal year 1994. All of the geographic regions reported improvements in fiscal year 1995. Net sales in Europe increased in fiscal year 1995 by $6.0 million, or 27.9%, as compared to fiscal year 1994, with much of the gain attributable to the health care market.

  Gross Profit. Gross profit for the Company increased by $12.3 million to $62.9 million in fiscal year 1995 from $50.6 million in fiscal year 1994 and increased as a percentage of net sales from 35.4% to 38.7% over the same period. Much of the improvement was from U.S. operations and was the result of increased sales in the potable water market and the divestment in fiscal year 1994 of an underperforming operation servicing the fluid processing market. Additionally, new management in the European manufacturing operation improved efficiencies in fiscal year 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $6.5 million, or 14.2%, to $52.1 million in fiscal year 1995 from $45.6 million in fiscal year 1994 and increased as a percentage of net sales to 32.0% from 31.9% over the same period. Much of the increase in these expenses related to the costs associated with enlarging the sales staff worldwide. From the end of fiscal year 1994 to the end of fiscal year 1995, the number of sales personnel in the Company increased by 19.0%.

  Operating Income. As a result of the above, operating income increased by 118% to $10.8 million in fiscal year 1995 from $4.9 million in fiscal year 1994.

OTHER MATTERS

  Distribution and Other Nonrecurring Costs. The Company recorded $5.6 million in distribution and other nonrecurring costs during fiscal year 1996 ($4.9 million after tax or $0.36 per share), of which $3.5 million was related directly to the Spin-off, $1.6 million was associated with establishing the Company as a stand-alone entity and $0.5 million was related to the improvement of certain foreign distribution channels in conjunction with stand-alone activities. Certain of these costs are not tax-deductible.

  Nonoperating Activity. Net nonoperating income and expenses improved by $0.4 million in fiscal year 1996 and $1.7 million in fiscal year 1995. Fiscal year 1996 was favorably impacted by a $0.3 million reduction in exchange losses and $0.1 million gain on the sale of idle assets. In fiscal year 1995 exchange losses were $0.5 million less than fiscal year 1994. Additionally, a $1.1 million loss on the sale of assets was recorded in fiscal year 1994 as the result of the Company's disposition of an underperforming operation.

  Taxes. The Company's effective tax rate for fiscal year 1996 was 49%, primarily as a result of the nondeductibility of certain distribution expenses related to the Spin-off which increased the rate by 12 percentage points. The adjusted fiscal year 1996 tax rate is comparable to the fiscal year 1995 effective rate of 36%. The fiscal year 1994 effective tax rate of 12% was the result of the reversal of tax valuation adjustments associated with certain foreign operations.

  Inflation Effects on Operations. Inflation had a negligible effect on the Company's operations during fiscal years 1996 and 1995. The Company estimates that inflationary effects, in aggregate, were generally recovered or offset through increased pricing or cost reductions in both fiscal years.

SELECTED QUARTERLY RESULTS AND SEASONALITY

  The following table sets forth certain quarterly operating information for each of the nine quarters ending January 31, 1997, both in dollars and as a percentage of net sales. This information was derived from the unaudited financial statements of the Company, which, in the opinion of management, were prepared on the same basis as the Consolidated Financial Statements contained elsewhere in this Prospectus and includes all adjustments, consisting of normal recurring accruals, which management considers necessary for the fair presentation of the information for the periods presented. The financial data given below should be read in conjunction with the Consolidated Financial Statements (including the notes thereto). Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

  The Company's business is typically not seasonal. However, net sales in the first quarter of each fiscal year tend to be lower than the other quarters due to planned holiday facility shut-downs and customary year-end distributor inventory reductions.

                                           QUARTERLY RESULTS
                                 -------------------------------------------
                                         GROSS PROFIT   OPERATING INCOME
                                         -------------  --------------------
                                                 % OF                 % OF
                                   NET            NET                  NET
                                  SALES  AMOUNT  SALES   AMOUNT       SALES
                                 ------- ------- -----  ---------    -------
                                             (IN THOUSANDS)
FISCAL YEAR 1995:
  Quarter ended January 31...... $37,713 $13,926 36.9%  $   2,416        6.4%
  Quarter ended April 30........  39,630  14,995 37.8       2,276        5.7
  Quarter ended July 31.........  43,467  17,025 39.2       2,643        6.1
  Quarter ended October 31......  41,889  16,981 40.5       3,505        8.4
FISCAL YEAR 1996:
  Quarter ended January 31...... $41,004 $15,748 38.4%  $   2,636        6.4%
  Quarter ended April 30........  45,090  18,460 40.9       4,988       11.1
  Quarter ended July 31.........  48,542  20,796 42.8       3,252(1)     6.7(1)
  Quarter ended October 31......  44,432  19,216 43.2         490(1)     1.1(1)
FISCAL YEAR 1997:
  Quarter ended January 31...... $44,839 $19,201 42.8%  $   3,927        8.8%

--------

(1) Includes distribution and other nonrecurring costs of $2,876 (quarter ended July 31) and $2,688 (quarter ended October 31) associated with the Spin-off, resulting in reductions of 5.9 and 7.3 percentage points, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  During fiscal year 1996, the Company generated cash from normal operating activities of $11.7 million, with a total amount generated from operating activities of $36.7 million, including $25.0 million related to the net decrease in the receivable due from Commercial Intertech. In the ordinary course of business prior to the Spin-off, Commercial Intertech managed the Company's cash operations and provided certain administrative and other services. Net cash transferred to Commercial Intertech in excess of charges for such administrative and other charges was shown as receivables from a related party. In the first quarter of fiscal year 1997, the Company generated cash from operations of $0.6 million before reducing its related party payables to Commercial Intertech by $3.2 million, resulting in net cash used in operations of $2.6 million. In addition, the Company paid to Commercial Intertech $2.4 million of the previously declared dividend of $35.7 million. By October 1997, the Company expects to pay the balance of $8.9 million of payables due to Commercial Intertech as of January 31, 1997, as well as amounts due to Commercial Intertech under the Distribution and Interim Services Agreement.

  As a result of the increased level of operations, both accounts receivable and accounts payable increased, by a net of $2.6 million in fiscal year 1996 and a net of $2.4 million in fiscal year 1995. Due to a focused program to improve inventory management, inventories declined by $3.2 million in fiscal year 1996, increased $0.6 million in fiscal year 1995, and declined $1.3 million in fiscal year 1994.

  During 1996, the Company entered into an interim agreement for a $55.0 million bridge loan to provide funding for $30.0 million in debt assumed from Commercial Intertech at the time of the Spin-off and to support operating requirements. On October 31, 1996, the bridge loan was replaced with the Credit Facility. The Company pays variable interest rates under the Credit Facility based upon prime interest or LIBOR rates, plus an applicable margin. On January 31, 1997, the Company's interest rate was approximately 6.0%. The Credit Facility prohibits the Company from declaring dividends during fiscal years 1997 and 1998.

  Capital expenditures were $6.3 million in fiscal year 1996, $5.2 million in fiscal year 1995 and $2.9 million in fiscal year 1994. Budgeted fiscal year 1997 capital spending is $10.5 million, the majority of which pertains to equipment related to manufacturing capacity expansion and improvements. The Company believes that funds from operations, current lines of credit and the net proceeds from the sale of Common Stock offered hereby will be sufficient to meet its anticipated needs for the next twelve months for working capital, capital expenditures and general corporate purposes.

                                   BUSINESS

  The discussion below contains certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. See "Risk Factors" for a discussion of factors that could cause or contribute to such material differences.

GENERAL

  The Company believes it is a world leader in the design, manufacture and marketing of a comprehensive line of filtration products for the separation, clarification and purification of liquids and gases. The Company's products, which include proprietary depth filters and semi-permeable membrane filters, are used in the health care, fluid processing and potable water markets. These products, most of which are disposable, effectively remove contaminants that range in size from molecules to sand particles. Prominent customers include Amgen Inc., Boston Chicken, Inc., Eli Lilly and Company, Genzyme Corporation, KFC Corporation, McDonald's Corporation, Monsanto Company and 3M. Approximately 52% of the Company's net sales in fiscal year 1996 were derived from its international operations. See Note J of Notes to Consolidated Financial Statements.

  The Company's objective is to provide high value-added products and premium customer service. The Company's proprietary manufacturing processes provide longer lasting, higher quality and more efficient filters that lower customers' operating expenses and improve the quality of customers' end products. As part of its commitment to customer service, the Company's scientists, each of whom possesses particular industry expertise, collaborate with customers on specific projects to ensure product satisfaction and to develop new products.

  In mid-1994, the Company realigned its business to accelerate net sales growth and improve operating margins. A new senior management team developed and implemented the following initiatives, which are key elements of its ongoing growth strategy: (i) develop new products for specific markets, (ii) decrease product development cycle times, (iii) develop pre/final filter systems, (iv) increase customer focus, (v) improve operating efficiencies and
(vi) pursue selective acquisitions. Due principally to these initiatives, net sales increased by 25.1% from $143 million to $179 million from fiscal year 1994 to fiscal year 1996 and operating margins (excluding distribution and other nonrecurring costs) improved from 3.5% to 9.8% over the same period. These initiatives resulted in the introduction of 15 new products or product extensions that produced over $18 million in aggregate net sales in the 24 months prior to the Spin-off. The Company has scheduled the introduction of 13 new products in fiscal year 1997, nine of which have already been introduced.

MARKET OVERVIEW

  Filtration is the process of separating particles of various sizes from liquids or gases. The mechanics of filtration range from the removal of coarse contaminants, most often particulates, as large as 200 microns, such as sand and sediment, to the elimination of bacteria and viruses at less than .01 micron (human hair is typically 20 microns in diameter). A filtration device consists of a plastic or metal housing and a filtration medium. Filtration media, which can be manufactured out of a variety of substances, act as the separator or barrier in the filtration process.

  Filtration media include microporous membranes, glass, synthetic and cellulosic fibers, porous metals and ceramics. Microporous membranes are thin, film-like materials with millions of uniform microscopic holes. Membranes are the most widely used filtration media because they remove specifically-sized particles and can be configured into a variety of shapes and sizes.

  The Company estimates, based on 1995 industry data, that the potential size in 1995 and growth rate of the three markets it serves are as follows:

                                                     ESTIMATED WORLD  ESTIMATED
                                                     WIDE POTENTIAL    ANNUAL
     MARKET                                            MARKET SIZE   GROWTH RATE
     ------                                          --------------- -----------
                                                      (IN MILLIONS)
     Health Care....................................     $  900           10%
     Fluid Processing...............................      1,200            8%
     Potable Water..................................        800            8%
                                                         ------
       Total........................................     $2,900
                                                         ======

 Health Care

  The health care market is experiencing growth as a result of the intensive research efforts to find cures for diseases, the increasing use of more rapid and simpler diagnostic tests to help reduce health care costs, the trend towards finer and more cost-efficient filtration and increased governmental regulation. When harmful elements are identified, they are often regulated or new medical standards of care are implemented to decrease or eliminate contact. In many cases, fluid filtration can play a key role in eliminating contact with many harmful elements. Performance and reliability of the product, rather than price, are the primary factors in the customers' filtration decision process.

  The health care market includes pharmaceutical and biotechnology companies, which require cost-efficient filtration and high levels of purity for production of sterile, contaminate free drugs, and producers of diagnostic test kits, which require highly efficacious membranes. In addition, applications include bacteria-free water and food and beverage products.

 Fluid Processing

  The fluid processing market's major segments include chemical, petrochemical and oil and gas processors, manufacturers of paints and resins, electronics and semiconductors, and power generation facilities. As the use of sophisticated manufacturing processes and the adoption of practices focused on quality increase, the Company believes the demand for filtration products will also increase. In part, this trend is driven by the enhanced ability to detect contaminants in process streams. As automation increases, focus on quality control increases, and as the ability to detect contaminants progresses, fluid filtration will play a greater role in the manufacturing process.

  A growing segment of the fluid processing market is electronics manufacturing. Ultra pure water is used to rinse the components during manufacturing in order to ensure that the product is particle free with no residual contamination. The industry uses corrosive, high purity chemicals and gases for the manufacture of computer chips, hard disks, video terminals and other components. All of the chemicals and gases used are processed through very fine filtration systems. The expanding demand for electronic products and the wider use of computer chips is fueling industry growth.

 Potable Water

  The potable water market includes residential, commercial and food service customers. Demand is driven both by consumers' desire to improve the taste and quality of their drinking water and by the expanded concern of regulatory agencies. The largest growth in this market may occur in Asia/Pacific Rim and South American countries where the quality of drinking water has been found to be severely deficient in several regions. According to industry data, it is estimated that 1.0 billion people in the world do not have safe drinking water. Water safety concerns have driven the growth of the U.S. consumer bottled water market to over $2 billion, as well as driven the growth in the water filtration market.

  In particular, the food service industry has an increasing demand for consistent global product quality. Food service includes water used for fountain beverages, steam ovens, coffee and tea. Specifically, restaurants have become increasingly aware of the need for water filtration and control of the taste and quality of the water used in their businesses.

GROWTH STRATEGY

  Key elements of the Company's growth strategy include:

  Develop New Products for Specific Markets. The Company has initiated a strategy to develop high value-added products for specific markets based on its core technologies. Historically, the Company offered non-differentiated products and often competed solely on price. To gain a better understanding of specific markets and guide new product development, the Company introduced SASS. Scientists with post-graduate degrees who are experts in specific industries are integral to SASS teams. These scientists collaborate with customers who are developing and implementing new processes or products that have specific filtration requirements. Often these relationships lead to the development of new market specific products. The Company has scheduled the introduction of 13 new products in fiscal 1997, nine of which have already been introduced. Many of these new products are in the health care market, and therefore offer high growth and above average margins. The Company believes that these products offer its customers greater efficiency, quality, safety and ease of use. The Company introduced 15 new products or product extensions in the 24 months prior to the Spin-off that have generated aggregate sales of $18 million.

  Decrease Product Development Cycle Times. The Company has decreased its product development cycle times from an average of four to five years to approximately 18 to 24 months. This improvement has resulted from increased market focus, collaboration with leading-edge customers through SASS teams and the formation of cross-functional product launch teams. The Company believes it can continue to shorten product development cycle times through these same methods.

  Develop Pre/Final Filter Systems. Many filtration systems have one or more prefilters to remove large contaminants from the liquid or gas before it passes through the final filter, prolonging the life of the more expensive final filter. When these filters are designed together in a system, the performance of the system is enhanced. The Company has a leading prefilter market position and is expanding the number of final filters it offers. This allows the Company to provide its customers with a total filter solution from one vendor.

  Increase Customer Focus. The Company has traditionally sold through distributors, who in turn sell to the end-user. The Company's current goal is to provide unmatched customer service to its end-user customers, while providing resources for its distributors. In many cases the customer is unable to define its filtration needs accurately and seeks outside resources to identify and choose the best filtration alternative. The Company's SASS professionals meet this need. Management has been training and focusing distributors on specific markets and providing additional sales and marketing support. This support enables distributors to provide customers with superior industry expertise and Company-specific product knowledge.

  Improve Operating Efficiencies. The Company believes it can improve operating efficiencies by implementing cost controls, productivity gains and profit-based compensation for its employees as well as by shifting product mix to higher margin health care and fluid processing products and outsourcing production of certain processes. The Company has recently initiated a $10.5 million capital investment program designed to (i) implement cell-based manufacturing, (ii) provide higher yields from raw materials, (iii) improve inventory management, (iv) lower labor costs, (v) reduce manufacturing cycle times and (vi) reduce scrap rates. The Company had gross profit margins of 35.4%, 38.7%, 41.4% and 42.8% in fiscal years 1994, 1995, 1996 and in the first quarter of fiscal year 1997, respectively.

  Pursue Selective Acquisitions. The Company believes that the continuing trend towards consolidation in each of its markets, together with recent systems trends (pre/final filter), will provide the Company with attractive opportunities to acquire high-quality companies and subsequently allow the Company to expand into new geographic markets, add new customers, provide new products, manufacturing and service capabilities or increase the Company's penetration with existing customers. The Company evaluates acquisition candidates on a regular basis. In addition, management of the Company believes that the Spin-off has enabled the Company to be in a better position to use its Common Stock, which is directly tied to the performance of the Company's business, to acquire other companies in the industry.

PRODUCTS

  The Company manufactures a full range of products targeted for each of its markets, offering its customers solutions to a wide range of filtration requirements. Many of the products manufactured by the Company use electrokinetic adsorption, a proprietary chemical process developed by the Company that alters both membrane and depth filter media surfaces. Electrokinetic adsorption uses molecular charges on dissolved ions to bind finer contaminants to the filter surface. This attribute significantly enhances filtration efficiency by removing contaminants smaller than the micron rating of the filter. The Company groups its products into the following categories.

 Membranes

  The typical polymer and nylon membranes that the Company produces resemble plastic films, except for the molecular size pores that are engineered into the surface and depth of the membrane. By varying pore size and altering the physical or chemical properties of the membrane, the quantity and type of substances that can pass through the membrane can be regulated with absolute certainty. The Company manufactures "absolute rated" products where no particle above a certain size can pass through the membrane. In many applications, these membranes can be integrity tested to ensure specific performance both at the beginning and end of a particular process. A membrane can be employed in a variety of configurations, including flat sheets, discs and pleated cartridges.

  Containers for filter media or housings can be manufactured from various metals or plastics and are designed to allow the application of pressure to create the required flow of liquid through the membrane. The frequency of the replacement of membranes depends on the application and intensity with which they are used. In some applications, such as in pharmaceutical or biotechnology, they are changed for each batch. In very clean applications or in totally enclosed environments, they may be changed weekly, monthly or annually.

  Uses of membranes include water purification for electronics and applications in semiconductor manufacturing, pharmaceutical, biotechnology and other applications, as well as for residential drinking water.

  The Company's membrane products include those sold under the following labels: Zetapor(R), Microfluor(R), Polypro(R), ZetaBind(R), Electropor(TM), BevASSURE(TM), Synchro(R), Acro(R), AC/PH Lithowater(R) and Water Factory Systems(R).

 Depth Filters

  The Company's disposable depth filters are constructed from a matrix or formation of very fine and micro-fine fibers such as polypropylene, cotton, polyester, glass fiber, acrylic, rayon, polymer, carbon and other materials. The fiber matrix is then processed into a rigid filter media using techniques such as thermal bonding, resin bonding, pleating or winding. The Company's technology strongly emphasizes graded density attributes and electrokinetic adsorption. Graded density depth technology allows filter media to be manufactured with very open porous outer layers, progressively becoming smaller in the size of the pores or void volume through the depth of the filter media. Graded density construction extends filter life in many applications and reduces pressure loss across the filtration process, thereby reducing energy costs. The structure of graded density filter media allows particles to be trapped throughout the depth of the cartridge, which minimizes surface binding, allows for high contaminant capacity and lowers pressure drops rather than solely trapping particles on the surface of the media.

  The Company manufactures depth filters in a wide variety of cartridge and pore sizes with "absolute" particulate ratings. The filter cartridges are used in filter housings that can be manufactured in a broad range of metals or plastics to suit particular customer specifications. Filter housings are designed for a wide range of temperatures and pressures.

  The Company's depth filter products include those sold under the following labels: Zeta Plus(R), Betafine(R), Micro-Klean(R), Beta-Klean(R), Betapure(R), MicroWynd(R) and PetroFit(R).

 Cleanable Filters

  The Company designs and manufactures an extensive range of self-cleaning disc filters, backwash strainers and recleanable metal filters. The self-cleaning disc filters and backwash strainers can be electrically or mechanically operated with automatic controls to provide for specific requirements in process applications. The recleanable metal filter elements are constructed of sintered porous stainless steel or metal screens in tubular and pleated construction. The recleanable elements can be cleaned in place in a filter housing or removed for mechanical, ultrasonic or chemical cleaning.

  The Company's cleanable filter products include those sold under the following labels: Poro-Klean(R), Micro-Screen(R) and Auto-Klean(R).

 Housings and Systems

  The Company designs and manufactures a wide variety of filter housings to suit specific process and customer applications. The housings can be of plastic or metal construction utilizing a broad range of materials including polypropylene, PVC, nylon, aluminum, copper, brass, steel, stainless steel and other specialized metals, such as titanium.

  Specialized designs include sanitary, electropolished and coated finishes for chemical resistance and ease of sterilization, sanitization or cleaning. The Company supplies a broad range of standard housings manufactured from type 316 stainless steel in sanitary, polished and electropolished finishes for enhancing pharmaceutical and electronic applications. Finish specifications can be measured in terms of Roughness Average (Ra) with average variations in surface finish measured in microns down to 0.45 micron, the size of small bacteria.

  The Company designs and manufactures proprietary housings and systems such as CTG-Klean(TM) with patented features and a totally enclosed disposable filter media pack for use in critical applications where housing cleanliness is essential or when physical separation of toxic or corrosive chemicals from the metal housing is desired.

  The Company's range of housings are designed and manufactured to regulatory pressure vessel codes, particularly for applications in the oil and gas, refinery and petrochemicals industries. The Company designs and markets housings to meet the local regulatory requirements in most countries.

  The Company's products are principally sold into the health care, fluid processing and potable water markets. In many cases, the Company's products are sold into more than one of these end markets. The following table summarizes the end markets into which the Company's products are sold.


          MARKET         REPRESENTATIVE  APPLICATION       REPRESENTATIVE
                                                          COMPANY PRODUCTS
-------------------------------------------------------------------------------

 HEALTH CARE
  Pharmaceutical           Manufacturing injectable   Activated carbon, Zeta
                           drugs                      Plus(R), Zetapor(R),
                                                      Microfluor(R),
                                                      PolyPro(R), ZetaBind(R),
                                                      BevASSURE(TM) and
                                                      sanitary filter housings


  Biological
                           Blood plasma
                           fractionation

  Diagnostics


  Biotechnology            Membranes for test kits


  Food and Beverage        Cell debris removal

                           Wine and beer production

-------------------------------------------------------------------------------

 FLUID PROCESSING
  Electronics              Plating bath solutions     Microfluor(R),
                                                      Betafine(R), Betafine-
                                                      D(R), Betapure(R),
                                                      Electropor(TM), filter
                                                      housings,
                                                      MicroWynd(R)II, Beta-
                                                      Klean(TM), Micro-
                                                      Klean(R)II, Auto-
                                                      Klean(R), Poro-Klean(R)
                                                      and Micro-Screen(R)


  Semiconductors           High purity water,
                            chemicals and gases for
                            manufacturing computer
                            chips

  Coatings Processors


  Chemical
                           Paint and resin
                            filtration

  Oil, Gas and
   Petrochemical

                           Product clarification
                            equipment protection

  Magnetic Media
   (recording tape and
   floppy disk)
   Manufacturers

                           Removing contaminants
                            from oil and gas
                            streams


  Printers and Graphic
   Art Companies           Coating purity/optical
                            clarity


  Power Generation
                           Manufacturing of high
                            quality inks


-------------------------------------------------------------------------------
                           Filtration of insulating
                            oils

 POTABLE WATER
  Residential              Drinking and cooking       CUNO Food Service, CUNO
                           water and  appliance       System ONE(TM), Aqua-
                           protection                 Pure(R), CUNO OCS(TM),
                                                      Water Factory
                                                      Systems(R),
                                                      FaucetMATE(TM) and
                                                      CoolerMATE(R),
                                                      Synchro(R), Acro(R), PHP
                                                      and Lithowater(R)

  Commercial and
  Industrial

                           Apartment buildings,
                           offices, car  washes and
                           printers

  Food Service

                           Fountain beverages,
                           steam  ovens, coffee and
                           tea

NEW PRODUCTS

  A part of the Company's growth strategy is to develop new products for specific markets and to decrease product development cycle times. The Company has introduced 15 new products or product extensions in the 24 months prior to the Spin-off that have generated aggregate net sales of $18 million. The Company has introduced or plans to introduce the following new products in fiscal year 1997:



                                          FISCAL YEAR 1997
        MARKET            NEW PRODUCT       INTRODUCTION          DESCRIPTION
-----------------------------------------------------------------------------------
  HEALTH CARE
   Pharmaceutical and PolyPro(R) XL       Second Quarter*  Very high surface area
    Biopharmaceutical                                       filters designed to
                                                            protect valuable
                                                            membrane filters
                      Zetapor(R) II       Fourth Quarter   Uncharged Nylon66
                                                            cartridges validated
                                                            for bacteria retention
                      Zeta Plus(R)        Second Quarter*  A self-contained version
                       BioCap(TM)                           of Zeta Plus(R) media
                                                            that allows small to
                                                            medium volume
                                                            filtration for
                                                            laboratory and pilot
                                                            scale development
   Food and Beverage  BevASSURE(TM)II     Third Quarter    Nylon66 membrane filter
                                                            with improved
                                                            sanitization cycles
   Diagnostic and     ZetaBind(R) II      Third Quarter    Further advancements in
    Laboratory                                              the development of
                                                            ZetaBind(R) Nylon66
                                                            charged membrane to
                                                            enhance the membrane's
                                                            adaptability for
                                                            specific applications
-----------------------------------------------------------------------------------
  FLUID PROCESSING
   Electronics        Zeta Plus(R) EC     Second Quarter*  A media for polishing
                                                            filtration with
                                                            enhanced adsorption
                                                            characteristics
                      Electropor(TM) II   Second Quarter*  Higher flow rate Nylon66
                                                            membrane filter
   Oil, Gas and       Petro-Klean(TM)     Second Quarter*  New generation rigid
    Petrochemical                                           resin bonded depth
                                                            filter with greater
                                                            life
   Chemical           Z2 Beta-Klean(TM)   Second Quarter*  New generation absolute
                                                            rated, rigid resin-
                                                            bonded depth filter for
                                                            a wide variety of
                                                            chemical uses
-----------------------------------------------------------------------------------
  POTABLE WATER
   Residential        Aqua-Pure(R) DWS    Second Quarter*  Drinking water system
                      Aqua-Pure(R)        Fourth Quarter   Purification system for
                       countertop filter                    above counter use
   Commercial and     AC-PHP (PRO-SFR)    First Quarter*   Automated reverse
    Industrial                                              osmosis systems for car
                                                            wash rinse water
   Food Service       ScaleGard(TM)       First Quarter*   Reduce scale buildup in
                       filters                              steam ovens

 * Already introduced.

COMPETITION

  The Company competes with many domestic and international companies in its global markets including Millipore Corporation, Pall Corporation, Memtec Ltd., Osmonics, Inc. and Culligan Water Technologies, Inc. No one company has a significant presence in all the Company's markets. The principal methods of competition are product specifications, performance, quality, knowledge, reputation, technology, distribution capabilities, service and price. Some of the Company's other competitors are multi-line companies with other principal sources of income who have substantially greater resources than the Company; many others are local product assemblers or service companies that purchase components and supplies such as valves and tanks from more specialized manufacturers than the Company. Through its SASS teams, the Company has developed many products by collaborating with its customers throughout the design and development process. The Company believes that these relationships provide it with a competitive advantage over other manufacturers.

RESEARCH AND DEVELOPMENT, PRODUCT DEVELOPMENT AND ENGINEERING

  The Company's research and development activities are conducted in its own laboratories, supplemented by on-site development and application of custom design and engineering. The Company's research, development and engineering expenditures, which mainly relate to the development of new products, product applications and manufacturing processes, for fiscal year 1994, 1995 and 1996 were approximately $7.8 million, $8.3 million and $9.9 million, respectively, representing 5.4%, 5.1% and 5.5% of net sales, respectively. The Company also incurs additional internal costs related to its sales and service personnel for product development.

MANUFACTURING

  The Company's manufacturing is largely vertically integrated, using unique, proprietary and patented processes, with many of the major components of its filtration units manufactured and assembled in its own plants. As stated above, the Company has begun to outsource some of its manufacturing processes, such as metal housing manufacturing. The Company believes that it has sufficient manufacturing capacity for the foreseeable future. The Company has developed a new, more efficient membrane manufacturing process, which it believes provides a competitive advantage through the production of superior products at lower costs. All of the Company's manufacturing facilities are ISO 9002 certified.

RAW MATERIALS

  The primary raw materials used by the Company are cotton, nylon, acrylic, cellulose and various resins, plastics and metals. The Company has not experienced a shortage of any of its raw materials in the past three years. The Company believes that there is an adequate supply of all of its raw materials at competitive prices available from a variety of suppliers.

DISTRIBUTION AND SALES

  The Company has over 150 independent distributors of its products in 65 countries. Distributors represent the primary channel in the marketing of the Company's health care and fluid processing products. The Company has agreements with all of its major distributors in the U.S. In certain markets outside the U.S., the Company uses dedicated sales people. The Company's potable water products are sold directly to wholesalers, such as plumbing suppliers, water quality dealers and major resellers, and through manufacturers representatives and sales managers.

  The Company's agreements with its U.S. distributors are generally for a period of two years. Such agreements usually assign an exclusive territory, prohibit distributors from carrying competing products, require that distributors share market and customer related information with the Company and require that distributors carry an adequate stock of its products. The Company does not believe that the loss of any one of its distributors would have an adverse effect on the Company. The Company's top ten distributors accounted for approximately 25% of its net sales in fiscal year 1996.

  The Company believes that no end-user of any of its products accounts for more than 5% of net sales. As of February 28, 1997, the Company employed over 255 sales people, of which over 160 are located overseas.

PROPERTIES

  The Company's world headquarters is located in Meriden, Connecticut, which facility also contains manufacturing and assembly operations. The following table sets forth the location and approximate size of the Company's principal properties and facilities, all of which are owned by the Company.

                                                                    APPROXIMATE
                                                                   FACILITY SIZE
     LOCATION                                                        (SQ. FT.)
     --------                                                      -------------
     Meriden, Connecticut.........................................    189,000
     Enfield, Connecticut.........................................    120,000
     Stafford Springs, Connecticut................................    165,000
     Kita-Ibaragi, Japan..........................................     40,000
     Marinque, Brazil.............................................     65,000
     Calais, France...............................................     50,000
     Mazeres, France..............................................     40,000
     Sydney, Australia*...........................................    290,000

    --------
    * 40% of this facility is sublet to an unrelated third party.

  In addition to the properties listed above, the Company leases one facility in the U.S. and 18 facilities outside the U.S. These facilities are generally used as warehouses and/or sales offices. Management believes that the current properties are sufficient for the Company's operations.

TRADEMARKS AND PATENTS

  Trademarks and brand name recognition are important to the Company. The Company generally owns the trademarks under which its products are marketed. The Company has registered its trademarks and will continue to do so as they are developed or acquired. The Company has over 300 registered trademarks throughout the world. The Company protects such trademarks and believes that there is significant value associated with them.

  The Company has over 200 active patents throughout the world and at least 36 patent applications pending worldwide. The Company additionally relies on proprietary, non-patented technologies to a certain extent. Certain of the Company's employees sign non-disclosure and assignment of proprietary rights agreements.

  The Company protects its intellectual property and believes there is significant value associated with it. However, the Company believes that the loss of one or more of its trademarks and patents would not have a material adverse effect, as it is not heavily dependent on any one or few and is continually expanding its intellectual estate through new additions.

GOVERNMENT REGULATIONS

  Management believes that the Company is in substantial compliance with applicable regulations of Federal, state and local authorities relating to the discharge of materials into the environment.

  The Company manufactures certain filtration products that are used as components in medical devices and the Company must use the Food and Drug Administration ("FDA") listed materials in the manufacture of these products.

  Certain medical devices marketed and manufactured by the Company's customers are subject to extensive regulation by the FDA and, in some instances, by foreign governments. Noncompliance with FDA requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing approvals or criminal prosecution. Before a new device can be introduced into the market, the manufacturer must generally obtain FDA clearance through either a 510(k) notification or a premarket approval application ("PMA"). A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for PMAs. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past. It generally takes from four to twelve months from submission to obtain a 510(k) clearance, but it may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made.

  In many areas, the sale and promotion of water treatment devices is regulated at the state level by product registration, advertising restrictions, water testing, product disclosure and other regulations specific to the water treatment industry. In some local areas, certain types of water treatment products, including those manufactured by the Company, are restricted because of a concern with the amount and type of contaminants per volume of water discharged.

EMPLOYEES

  At February 28, 1997, the Company employed over 1,240 people worldwide (exclusive of employees of independent distributors), with over 720 employees in the U.S. and approximately 520 employees in other countries. In the U.S., approximately 145 employees are members of a union under a contract that expires on October 31, 1997. Locations outside the U.S. also employ approximately 140 union members. The Company believes its employee relations are generally good.

LEGAL PROCEEDINGS

  The Company is a party to various legal proceedings and claims in the ordinary course of business. The Company does not believe that the outcome of any pending matters will, individually or in the aggregate, materially adversely affect its business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES

  The executive officers, directors and employees of the Company as of March 31, 1997:

NAME                             AGE POSITION
----                             --- --------
Paul J. Powers..................  63 Chief Executive Officer and Chairman of the
                                      Board
Mark G. Kachur..................  53 President, Chief Operating Officer and
                                      Director
Michael H. Croft................  54 Senior Vice President
Ronald C. Drabik................  51 Senior Vice President and Chief Financial
                                      Officer
Timothy B. Carney...............  44 Vice President and Controller
John A. Tomich..................  39 Counsel and Secretary
Joel B. Alvord..................  58 Director
Charles L. Cooney...............  52 Director
Norbert A. Florek...............  57 Director
John M. Galvin..................  64 Director
Gerald C. McDonough.............  68 Director
C. Edward Midgley...............  61 Director
David L. Swift..................  60 Director

  Paul J. Powers. Mr. Powers has been a director of the Company since 1986, when the Company was a subsidiary of Commercial Intertech, and Chief Executive Officer of the Company as of July 1996. He has also been President and Chief Operating Officer of Commercial Intertech since 1984 and Chief Executive Officer since 1987. He is Chairman of the Board of Directors for both the Company and Commercial Intertech. He holds a bachelor's degree in Economics from Merrimack College and a master's degree in Business Administration from George Washington University. Mr. Powers is also a director of Commercial Intertech, Ohio Edison Company, Global Marine, Inc. and Twin Disc, Inc.

  Mark G. Kachur. Mr. Kachur has been a director of the Company since July 1996, and President and Chief Operating Officer of the Company as of September 1996. From 1994 until the Spin-off, Mr. Kachur was a Senior Vice President of Commercial Intertech and President of the Company. From 1992 until 1994, he was President and CEO of Biotage Inc., a participant in the high performance liquid chromatography market for the biotechnology industry, and from 1971 to 1991, he was with Pall Corporation, a supplier of filtration and separation products, the last seven years as a Group Vice President. He holds a bachelor of science degree in Mechanical Engineering from Purdue University and a master's degree in Business Administration from the University of Hartford.

  Michael H. Croft. Mr. Croft has been Senior Vice President of the Company since the Spin-off. From 1993 until the Spin-off, Mr. Croft was President-- U.S. Operations of the Company. From 1984 until 1993, he was with Cuno Pacific Rim operations serving as Managing Director of Cuno Pacific, Cuno Asia with oversight of Cuno K.K. (Japan). He holds a bachelor's degree in Engineering (Chemistry) from The University of Sydney and a Certificate in Marketing from the University of New South Wales.

  Ronald C. Drabik. Mr. Drabik has been Senior Vice President and Chief Financial Officer of the Company since the Spin-off. From July 1996 until joining the Company, he was a Vice President of Commercial Intertech. From 1995 until 1996, he was Vice President of Acme-Cleveland Corporation, a manufacturer of communications, motion control and measurement products. From 1993 until 1995, he was with Met-Coil Systems Corp., a machine tool builder, for which he served at various times as President, Executive Vice President, Senior Vice President, Chief Financial Officer and an outside consultant. From 1989 until 1992, he was Vice President of Finance and Chief Financial Officer of RB&W Corporation, a manufacturer/distributor of engineered fasteners. He holds a bachelor of arts degree from Baldwin-Wallace College.

  Timothy B. Carney. Mr. Carney has been the Company's Vice President and Controller since the Spin-off. He served Commercial Intertech as Cuno Group Controller from July 1993 until the Spin-off, and from 1989 until 1993 he served Commercial Intertech as General Manager and Controller of Water Factory Systems. He holds a bachelor of science degree (Economics) and a master's degree in Business Administration from Youngstown State University.

  John A. Tomich. Mr. Tomich has been Counsel and Secretary of the Company since September 1996. Before joining the Company, after the Spin-off, he was Counsel and Assistant Secretary for Commercial Intertech, where he had been employed since January 1990 and had been involved extensively with the legal matters affecting the Company. He holds a bachelor of engineering degree (Mechanical Engineering) from Youngstown State University and juris doctor from the University of Akron, School of Law. He is a licensed Patent Attorney.

  Joel B. Alvord. Mr. Alvord has been a director of the Company since August 1996. He is currently Chairman of the Executive Committee and a Director of Fleet Financial Group, having served as its Chairman for the past two years. His banking career began in 1963. He became President of Hartford National Corporation in 1978 and served as Chief Executive Officer of Shawmut National Corporation from 1988 to 1995 when it was merged into Fleet Financial Group. He was educated at Loomis Chaffee School and Dartmouth College, from which he holds a bachelor's degree in History and a master's degree in Business Administration from the Amos Tuck School of Business Administration. Mr. Alvord is also a director of the Hartford Steam Boiler Inspection & Insurance Company and has been a member of the Board of Directors of the Federal Reserve Bank of Boston.

  Charles L. Cooney. Dr. Cooney has been a director of the Company since August 1996. He has been a Professor of Chemical and Biochemical Engineering at the Massachusetts Institute of Technology ("MIT") since 1982. At MIT he is also the executive officer of the Department of Chemical Engineering and co-director of the Program on the Pharmaceutical Industry. Since 1989, he has served as the regional editor of Bioseparations, and in 1992, Dr. Cooney became a founding Fellow for the American Institute for Medical and Biological Engineering. He holds a bachelor of science degree in Chemical Engineering from the University of Pennsylvania and a master's degree and a Ph.D. in Biochemical Engineering from MIT. Dr. Cooney is also a director of Genzyme Corporation.

  Norbert A. Florek. Mr. Florek has been a director of the Company since August 1996. Mr. Florek retired from the Allstate Insurance Company in 1995, where he served as Chief Financial Officer since 1990 and as a member of the Board of Directors. Since 1995, he has been a private financial consultant. He is a CPA and holds a bachelor's degree in Business Administration from Loyola University. Mr. Florek is also a director of U.S.A. Utilities Incorporated.

  David L. Swift. Mr. Swift has been a director of the Company since August 1996. Mr. Swift retired in 1996 from Acme-Cleveland Corporation, a manufacturer of communications, motion control and measurement products, where he served as Chairman of the Board since 1993 and Chief Executive Officer and President since 1988. He holds a bachelor of science degree from Ball State University and a juris doctorate from the Salmon P. Chase College of Law. Mr. Swift is also a director of Alltrista Corporation and Twin Disc, Inc.

  John M. Galvin. Mr. Galvin has been a director of the Company since 1993, when the Company was a subsidiary of Commercial Intertech. Since his retirement in 1992 from The Irvine Company, a major landowner and developer that also owns a major portfolio of income property, Mr. Galvin has been a private investor and consultant. From 1987 until 1992, he was Vice Chairman and Director of The Irvine Company. He holds a bachelor's degree in Business Administration from Indiana University. Mr. Galvin is also a director of Commercial Intertech, Global Marine, Inc. and Oasis Residential Inc.

  Gerald C. McDonough. Mr. McDonough has been a director of the Company since 1992, when the Company was a subsidiary of Commercial Intertech. Mr. McDonough retired from Leaseway Transportation Corporation, a trucking company, in 1988, where he had served as Chairman of the Board and Chief Executive

Officer since 1982. He holds a bachelor's degree in Business Administration from Case Western Reserve University. Mr. McDonough is also a director of Commercial Intertech, York International Corporation, Brush-Wellman Corporation and Associated Estates Realty Corporation and a trustee of the Fidelity Funds.

  C. Edward Midgley. Mr. Midgley has been a director of the Company since 1995, when the Company was a subsidiary of Commercial Intertech. Mr. Midgley has been associated with PaineWebber Incorporated since 1995 and is currently a Managing Director. From 1992 until 1995, he was Co-Head of Investment Banking, Executive Managing Director, Head of Mergers and Acquisitions and a Member of the Board of Directors of Kidder, Peabody & Co. Incorporated. He holds a bachelor of arts degree in Economics from Princeton University and a master's degree in Business Administration from Harvard Business School. Mr. Midgley is also a director of Commercial Intertech.

  Mr. Powers is the only person who is an officer of both the Company and Commercial Intertech. Mr. Powers receives a salary and other benefits as an officer of Commercial Intertech. The Company pays Mr. Powers directly for his services to the Company.

BOARD OF DIRECTORS

  The nine member Board of Directors is divided into three classes. The Board is composed of three Class I directors (Messrs. Galvin, Alvord and Dr. Cooney), three Class II directors (Messrs. Kachur, McDonough and Florek) and three Class III directors (Messrs. Midgley, Powers and Swift). The terms of the Class I, Class II and Class III directors expire on the date of the 1997, 1998 and 1999 annual meetings, respectively. At each annual meeting, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Directors elected by the stockholders may be removed only for cause.

COMMITTEES OF THE BOARD OF DIRECTORS

 Audit Committee

  The Audit Committee has the responsibility for recommending the selection of independent auditors by the Board of Directors; reviewing with such auditors, prior to the commencement of or during such audit for each fiscal year, the scope of the examination to be made; reviewing with such auditors the audited financial reports, any changes in accounting policies, the services rendered by such auditors (including management consulting services) and the effect of such services on the independence of such auditors; reviewing the Company's internal audit and control functions; considering such other matters relating to such audits and to the accounting procedures employed by the Company as the Audit Committee may deem appropriate; and reporting to the full Board of Directors regarding all of the foregoing. This Committee consists of the following four members: Messrs. Midgley (Chairman), Alvord, Florek and Dr. Cooney. No member of the Audit Committee is an employee of the Company.

 Compensation Committee

  The Compensation Committee determines annual salaries and bonuses for all elected officers and senior management, administers the Company's various stock option and award plans, and has the authority to approve incentive and deferred compensation plans, and related funding arrangements, for elected officers and senior management. This Committee consists of the following four members: Messrs. McDonough (Chairman), Galvin, Midgley and Alvord. No member of the Compensation Committee is an employee of the Company.

 Executive and Finance Committee

  The Executive and Finance Committee, during the intervals between the meetings of the Board of Directors, possesses and may exercise all the powers of the Board in the management of the business and affairs of the Company to the extent permitted by law. The Executive and Finance Committee has the responsibility for overseeing and ensuring that the Company's financial resources are managed prudently and cost effectively, with emphasis on those issues that are long-term in nature, and makes recommendations to the Board as to: (i) debt and capital structure; (ii) issuance of shares or repurchase of outstanding shares; (iii) dividend policy and the declaration of dividends; (iv) acquisitions and divestitures; and (v) any other financial matters deemed appropriate by the Committee. The Executive and Finance Committee shall also have such other powers and perform such other duties as shall from time to time be prescribed by the Board of Directors. The Executive and Finance Committee consists of the following five members:
Messrs. Powers (Chairman), Galvin, Midgley, McDonough and Swift.

 Nominating and Pension Committee

  The Nominating and Pension Committee has the responsibility to identify, recruit and nominate prospective members of the Board of Directors. This Committee also has the responsibility for overseeing and evaluating the investments of the Company's pension plan trusts, selecting fund managers and reviewing their performance, and designating the proportion of pension contributions to be assigned to such managers. This Committee consists of the following five members: Messrs. Galvin (Chairman), Swift, Florek, Powers and Dr. Cooney.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee consists of Messrs. McDonough, Galvin, Midgley and Alvord, none of whom is an employee of the Company. Messrs. McDonough, Galvin and Midgley also serve as directors for Commercial Intertech, which has entered into certain agreements with the Company that provided for the Spin-off and govern various interim and ongoing relationships between and among the two companies. See "Certain Related Party Transactions--Arrangements Between the Company and Commercial Intertech."

COMPENSATION OF THE BOARD OF DIRECTORS

  Directors who are not employees or officers of the Company receive an annual retainer fee in the amount of $15,000, plus $1,000 for attending each meeting of the Board and $600 for attending each committee meeting. Outside directors have the option to make an annual election to receive the retainer and Board meeting fees in deferred stock units instead of cash. Directors who opt for the stock unit alternative receive a 20% premium in stock units versus the cash option. Directors who are employees or officers of the Company do not receive compensation for serving as directors. Directors are also reimbursed for reasonable travel expenses to and from meetings of the Board and committees. Outside directors receive non-qualified stock options to purchase 1,000 shares of Common Stock annually and receive 1,000 performance shares bi-annually. The performance shares are earned based upon the achievement of certain Company financial targets during a three year cycle. Mr. Powers, as an officer of the Company, is not compensated for serving as a director of the Company.

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to the cash compensation paid by the Company for services rendered during the fiscal years ended October 31, for the years listed below to its Chief Executive Officer and the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 during fiscal year 1996 (each, a "Named Executive Officer"). The salary described in this table for 1994, 1995, and the first three quarters of 1996 (prior to the Spin-off) for Paul J. Powers, Mark G. Kachur and Michael H. Croft was paid by Commercial Intertech. Salary paid to these three executive officers for the fourth quarter of 1996 was paid by the Company as follows: $25,000 for Paul J. Powers, $44,846 for Mark G. Kachur and $32,695 for Michael H. Croft. The salary paid to John A. Tomich by the Company during the fourth quarter of 1996 was $12,716 and the remaining salary amount was paid to him by Commercial Intertech.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                    ANNUAL COMPENSATION                 COMPENSATION
                         ------------------------------------------ -----------------------
                                                                    RESTRICTED   SECURITIES
                                                                      STOCK      UNDERLYING   ALL OTHER
NAME AND PRINCIPAL                                   OTHER ANNUAL   AWARDS(2)     OPTIONS    COMPENSATION
POSITIONS                YEAR SALARY ($) BONUS ($) COMPENSATION ($)    ($)          (#)          ($)
------------------       ---- ---------- --------- ---------------- ----------   ----------  ------------
Paul J. Powers.......... 1996  397,503        -0-          -0-           -0-       65,000       16,023(5)
 Chairman and Chief      1995  481,667    440,000          -0-       131,995       34,000       15,810
 Executive Officer       1994  461,667    400,000          -0-       835,634       37,500       15,876
Mark G. Kachur.......... 1996  263,179    152,000       10,883        45,601       74,658(4)    25,627(6)
 President and Chief     1995  247,500    135,000       38,414        24,008       15,000       21,706
 Operating Officer       1994  134,300    120,000          -0-       174,375       15,000          -0-
Michael H. Croft........ 1996  194,599    115,000       24,850           -0-       13,000       37,217(7)
 Senior Vice President   1995  183,000     30,000       12,000           -0-          -0-       51,368
                         1994  175,000     30,000       12,000        19,750          -0-       21,000
Ronald C. Drabik(1)..... 1996   50,212     30,000          -0-       107,500(3)    13,000        1,865(8)
 Senior Vice President
 and Chief Financial
 Officer
Timothy B. Carney....... 1996   99,795     40,000          -0-           -0-        6,000       15,972(9)
 Vice President and
 Controller
                         1995   92,363     10,000          -0-        11,995          -0-       16,327
                         1994   87,971     13,500        5,467         9,875          -0-       44,738
John A. Tomich(10)...... 1996   89,316     12,000          -0-           -0-        3,000        2,867(11)
 Counsel and Secretary

--------

 (1) Mr. Drabik became Senior Vice President and Chief Financial Officer of the Company on September 10, 1996 in connection with the Spin-off. At present, Mr. Drabik's annual salary is $175,000.
 (2) This column shows the market value of restricted share awards on the date of grant. The aggregate holdings/value of restricted stock held on October 31, 1996 by the individuals listed in this table, not including awards that were earned after the end of the fiscal year as part of the Company's Executive Management Incentive Plan and were elected to be taken in the form of restricted stock were: Paul J. Powers-- 67,896/$1,086,336; Mark G. Kachur--22,400/$358,400; Michael H. Croft--
     4,020/$64,320; Ronald C. Drabik--7,146/$114,336; Timothy B. Carney--
     3,294/$52,704; and John A. Tomich--1,876/$30,016.
 (3) Includes the value of shares of Commercial Intertech common stock awarded and converted to shares of Common Stock in connection with the Spin-off.
 (4) Includes options for 22,500 shares of Commercial Intertech common stock granted and converted to options for 39,658 shares of Common Stock in connection with the Spin-off.
 (5) Includes Commercial Intertech matching contributions to the Commercial Intertech Non-Qualified Stock Purchase Plan in the amount of $10,425; Commercial Intertech matching contributions pursuant to the Commercial Intertech 401(k) Plan in the amount of $4,500; and Commercial Intertech contribution pursuant to the Commercial Intertech Employee Stock Ownership Plan in the amount of $1,098.
 (6) Includes Commercial Intertech matching contributions to the Commercial Intertech Non-Qualified Stock Purchase Plan in the amount of $2,300; Commercial Intertech contribution pursuant to the Commercial Intertech Employee Stock Ownership Plan in the amount of $1,098; Commercial Intertech reimbursement of relocation costs in the amount of $17,344; Company matching contributions pursuant to the Company 401(k) Plan in the amount of $288; and Company reimbursement of relocation costs in the amount of $4,597.

 (7) Includes Commercial Intertech matching contributions to the Commercial Intertech Non-Qualified Stock Purchase Plan in the amount of $1,107; Commercial Intertech matching contributions pursuant to the Commercial Intertech 401(k) Plan in the amount of $3,245; Commercial Intertech reimbursement of relocation costs in the amount of $650; Commercial Intertech's amortized retirement of a loan in the amount of $10,880; Commercial Intertech contributions pursuant to the Commercial Intertech Employee Stock Ownership Plan in the amount of $1,098; Company matching contributions pursuant to the Company 401(k) Plan in the amount of $573; Company reimbursement of relocation costs in the amount of $1,310; and Company payment to a supplemental executive retirement plan in the amount of $18,354.
 (8) Includes Company reimbursement of relocation costs in the amount of $1,865.

 (9) Includes Commercial Intertech matching contributions pursuant to the Commercial Intertech 401(k) Plan in the amount of $2,489; Commercial Intertech's amortized retirement of a loan in the amount of $12,429; Commercial Intertech contributions pursuant to the Commercial Intertech Employee Stock Ownership Plan in the amount of $690; and Company matching contributions pursuant to the Company 401(k) Plan in the amount of $364.

(10) Mr. Tomich became Counsel and Secretary of the Company on September 10, 1996 in connection with the Spin-off.

(11) Includes Commercial Intertech matching contributions pursuant to the Commercial Intertech 401(k) Plan in the amount of $2,298 and Commercial Intertech contribution pursuant to the Commercial Intertech Employee Stock Ownership Plan in the amount of $569.

  The following table sets forth, for each of the Named Executive Officers, options granted for the Common Stock during fiscal year 1996 pursuant to the Employee Stock Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                         ---------------------------------------------
                                                                       POTENTIAL REALIZABLE VALUE
                         NUMBER OF   % OF TOTAL                          AT ASSUMED ANNUAL RATE
                         SECURITIES   OPTIONS                                OF STOCK PRICE
                         UNDERLYING  GRANTED TO                          APPRECIATION FOR OPTION
                          OPTIONS    EMPLOYEES  EXERCISE OR                      TERM(3)
                          GRANTED    IN FISCAL  BASE PRICE  EXPIRATION ---------------------------
NAME                       (#)(1)       YEAR     ($/SHARE)     DATE       5% ($)       10% ($)
----                     ----------  ---------- ----------- ---------- ------------ --------------
Paul J. Powers..........   65,000       19.2      15.125     9/25/06        618,386      1,567,101
Mark G. Kachur..........   35,000       10.4      15.125     9/25/06        332,977        843,824
                           39,658(2)    11.7      10.709     1/23/06        267,122        676,936
Michael H. Croft........   13,000        3.8      15.125     9/25/06        123,677        313,420
Ronald C. Drabik........   13,000        3.8      15.125     9/25/06        123,677        313,420
Timothy B. Carney.......    6,000        1.8      15.125     9/25/06         57,082        144,656
John A. Tomich..........    3,000        0.9      15.125     9/25/06         28,541         72,328

--------
(1) The options were granted subject to a three-year vesting period, with 50% of the options granted becoming exercisable on each of the second and third anniversaries of the grant date. No SARs were granted. The vesting of the options may be accelerated in the event of a change in control.
(2) This represents a stock option granted to Mr. Kachur for shares of Commercial Intertech common stock that were converted to the Company's shares in connection with the Spin-off.
(3) Potential Realizable Value is presented net of the option exercise price but before any federal or state income taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains are dependent on the future performance of the Common Stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the table may not necessarily be achieved.

  The following table sets forth, for each of the Named Executive Officers, information regarding the exercise of options for the Common Stock during fiscal year 1996 and unexercised options held as of the end of fiscal year 1996 pursuant to the Employee Stock Plan.

              AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996 AND
                      FISCAL YEAR END 1996 OPTION VALUES

                                                        NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                       UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                                                        OPTION AT FY END (#)        AT FY END ($)(1)
                         SHARES ACQUIRED    VALUE     ------------------------- -------------------------
NAME                     ON EXERCISE (#) REALIZED ($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
----                     --------------- ------------ ------------------------- -------------------------
Paul J. Powers..........       --            -0-             -0-/ 65,000               -0-/ 56,875
Mark G. Kachur..........       --            -0-             -0-/114,317               -0-/468,150
Michael H. Croft........       --            -0-             -0-/ 13,000               -0-/ 11,375
Ronald C. Drabik........       --            -0-             -0-/ 13,000               -0-/ 11,375
Timothy B. Carney.......       --            -0-             -0-/  6,000               -0-/  5,250
John A. Tomich..........       --            -0-             -0-/  3,000               -0-/  2,625

--------
(1) The value per option is calculated by subtracting the exercise price from the October 31, 1996 closing sales price of the Common Stock on the Nasdaq National Market of $16.00.

  The following table sets forth, for each of the Named Executive Officers, long-term incentive awards made during fiscal year 1996 pursuant to the Employee Stock Plan.

              LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                                          ESTIMATED FUTURE PAYOUTS UNDER
                            NUMBER OF     PERFORMANCE OR   NON-STOCK PRICE BASED PLANS
                          SHARES, UNITS    OTHER PERIOD   ----------------------------------
                         OR OTHER RIGHTS UNTIL MATURATION  THRESHOLD    TARGET     MAXIMUM
NAME                           (#)         OR PAYOUT(1)       (#)        (#)         (#)
----                     --------------- ---------------- -----------  ---------- ----------
Paul J. Powers..........     50,000          10/31/99          12,500      50,000     75,000
Mark G. Kachur..........     30,000          10/31/99           7,500      30,000     45,000
Michael H. Croft........     10,000          10/31/99           2,500      10,000     15,000
Ronald C. Drabik........     10,000          10/31/99           2,500      10,000     15,000
Timothy B. Carney.......      4,000          10/31/99           1,000       4,000      6,000
John A. Tomich..........      2,000          10/31/99             500       2,000      2,000

--------
(1) The date in the column represents the date on which the three-year performance period ends.

  Employees may retire from the Company with unreduced benefits under the Company's retirement plans at age 65 or later with 25 or more years of service. The table below shows the estimated annual pension benefits provided under the Company's defined benefit retirement plans for employees in higher salary classifications retiring at age 65 or later.

     ESTIMATED TOTAL ANNUAL RETIREMENT BENEFITS UNDER THE PENSION PLAN FOR
        SALARIED EMPLOYEES AND SUPPLEMENTAL EXECUTIVE RETIREMENT PLANS

                                     YEARS OF SERVICE
                 --------------------------------------------------------------------
REMUNERATION        15             20             25             30             35
------------     --------       --------       --------       --------       --------
  $150,000       $ 40,684       $ 54,245       $ 67,806       $ 71,196       $ 74,587
   200,000         55,684         74,245         92,806         97,446        102,087
   250,000         70,684         94,245        117,806        123,696        129,587
   300,000         85,684        114,245        142,806        149,946        157,087
   400,000        115,684        154,245        192,806        202,446        212,087

  Benefits under the plans are calculated generally under a formula of 50% of the participant's final average compensation reduced by 50% of the participant's estimated social security benefits, reflected in the table in the form of a straight life annuity. The compensation covered by the pension plan is base salary as set forth in the Salary column of the Summary Compensation Table above. The compensation covered by the supplemental executive retirement plan is also base salary for Mr. Kachur, the only participant in that plan. As of January 31, 1997, Mr. Kachur had two credited years of service, Mr. Drabik had no credited years of service, Mr. Carney had 12 credited years of service and Mr. Tomich had seven credited years of service with the Company. Mr. Croft has elected not to participate in the pension plan. In addition, Mr. Powers is not a participant in the pension plan.

THE EXECUTIVE MANAGEMENT INCENTIVE PLAN

  The Executive Management Incentive Plan ("EMIP") was approved by Commercial Intertech prior to the Spin-off and is a performance-based plan in which payouts are set in accordance with the requirements of Section 162(m) of the Code. The EMIP provides annual incentive compensation opportunities to the Company's senior executives based solely on the achievement of predetermined financial performance objectives (e.g., corporate net income).

THE MANAGEMENT INCENTIVE PLAN

  The Management Incentive Plan ("MIP") provides compensation that is not performance-based as defined in Code Section 162(m), but which will be based on both objective and subjective evaluations of individual executive performance. The MIP provides opportunities for executives to earn annual incentives based on the achievement of a combination of financial goals (operating and net income, return on net sales, return on assets and operating cash flow) for the Company and individual objectives. A threshold net income level will have to be achieved before any payments are made.

  The Compensation Committee has selected 52 individuals for plan participation in fiscal year 1997. Associated target award ranges will be determined according to individual responsibility levels, business judgment and median market data for comparably sized manufacturing companies.

  For fiscal year 1996, the Compensation Committee extended an opportunity to certain Company participants in Commercial Intertech's Senior Management Target Incentive Plan and Salaried Employee Incentive Plan to elect to receive up to 50% of their earned awards in restricted stock. For a number of participants who elected to receive part of their fiscal year 1996 compensation in restricted stock, the Company increased the stock award by 20%. The vesting period associated with the stock award is three years, and in the event a participant voluntarily leaves the Company or is terminated "for cause," the shares will be forfeited. Beginning in fiscal year 1997, the Compensation Committee will offer a 25% increase in the stock award and a four-year vesting period.

EMPLOYMENT AGREEMENT

  In connection with the Spin-off, the Company assumed the Employment Agreement Mr. Kachur signed with Commercial Intertech on December 3, 1993, which expires in April 1997. The Employment Agreement provides for a base salary of $240,000 and grants of stock options as well as other Company benefit programs, including group life insurance, hospitalization and medical plans.

CHANGE OF CONTROL AGREEMENTS

  The Company has entered into termination and change in control agreements (each, a "Termination Agreement") with Messrs. Carney, Croft, Drabik, Kachur, Powers and Tomich (each, an "Executive"). Under each Termination Agreement, following a "Change in Control" (as defined in the Termination Agreement), if an Executive is terminated without cause or if the Executive terminates his own employment for certain reasons, such Executive could receive (in addition to certain other benefits described below): (i) two to three times the sum of the base salary and the higher of (x) the highest average of incentive compensation for any two years of the most recent five years or (y) the amount of bonus for the year in which termination occurs; (ii) the value of any shares, dividends or other property payable assuming maximum performance with respect to any performance shares held by such Executive; (iii) accrued and unpaid base salary and pro rata portion of his highest recent bonus; (iv) the actuarial value of accrued benefits under such Executive's supplemental retirement plan; (v) all vested nonforfeitable amounts owing under any comprehensive benefit plans; (vi) continuation of certain benefits for two or three years, such as medical benefits; and (vii) certain other benefits and payments. If a Change in Control occurs, the Company is obligated to set aside, in trust, sufficient assets to fund all obligations under the Termination Agreements. In addition, payment received by an Executive in connection with a Change in Control could be "grossed up" for any excise taxes imposed by the "Golden Parachute" provisions of the Code. Under the Termination Agreements, each Executive may not compete with the Company for a certain period of time.

STOCK PLANS

  Prior to the Spin-off, the Board of Directors and Commercial Intertech, as sole Company stockholder, adopted the CUNO Incorporated 1996 Stock Incentive Plan (the "Employee Stock Plan") and the CUNO Incorporated Non-Employee Directors' Stock Plan (the "Directors' Stock Plan" together with the Employee Stock Plan, the "Stock Plans"). The purpose of the Stock Plans is to motivate non-employee directors, officers, key employees and consultants to the Company ("Participants") by allowing them to participate in the

Company's future, to recognize and reward Participants' contributions and achievements and business performance through incentives linked to performance objectives and to enable the Company to attract and retain these persons by offering them an ownership interest in the Company. The Stock Plans are administered by the Compensation Committee. The Employee Stock Plan authorizes the issuance of up to 1,000,000 shares of Common Stock (plus any unused shares under the Directors' Stock Plan) pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, performance shares, annual incentive bonuses or deferred stock to officers, key employees and consultants of the Company. The Directors' Stock Plan authorizes the issuance of up to 200,000 shares of Common Stock (plus any unused shares under the Employee Stock Plan) pursuant to the grant or exercise of stock options, deferred stock or performance shares to non-employee directors of the Company. Options granted to certain senior executives, management and other employees will vest or become exercisable over varied periods that will be determined at the time such options are granted. On the Distribution Date, directors who were not employees of the Company or any affiliate ("Non-Employee Directors") were automatically granted options to purchase 1,000 shares on the Distribution Date, and Non-Employee Directors will be granted options for 1,000 shares of Common Stock on the date of each annual stockholder's meeting beginning in 1997. Such options were, and shall be, granted at fair market value on the date of grant. Non-Employee Directors will also be permitted to elect to receive their retainer and meeting fees in the form of deferred stock instead of cash. Non-Employee Directors who elect to receive their retainer or meeting fees in such alternate form will receive shares of Common Stock with a value equal to as much as 120% of the value of the retainer or meeting fees the Non-Employee Director would have received in cash. Non-Employee Directors who held office on the Distribution Date received 5,000 performance shares and will also receive on a bi-annual basis performance shares for 1,000 shares of Common Stock, and the right to receive such shares will be conditioned upon the successful satisfaction of certain Company financial targets during a specified period.

  Stock Options may be either "incentive stock options" (within the meaning of Section 422 of the Code) or nonstatutory options (collectively, "Stock Options"). Only nonstatutory stock options may be granted to Non-Employee Directors. The exercise price per share purchasable under an option shall be determined at the time of grant by the Compensation Committee. Generally, Participants will be given ten years in which to exercise a Stock Option, or a shorter period once a Participant terminates employment. Payment may be made in cash or in the form of unrestricted shares the Participant already owns or by other means. At the Company's option, it may provide a Participant with a loan or guarantee of a loan for the exercise price of an option. The right to exercise an option may be conditioned upon the completion of a period of service or other conditions.

  Stock Appreciation Rights ("SARs") entitle a Participant to receive an amount in cash, shares or both, equal in value to (i) the excess of the fair market value of one share over the exercise price per share specified in the related Stock Option multiplied by (ii) the number of shares to which the SAR relates. The right to exercise a SAR may be conditioned upon the completion of a period of service or other conditions. Generally, Participants will be given ten years in which to exercise a SAR, or a shorter period once a Participant terminates employment.

  Shares of Restricted Stock ("Restricted Stock") may also be awarded under the Stock Plans, which requires the completion of a period of service or the attainment of specified performance goals by the Participant or the Company or a subsidiary, division or department of the Company or such other criteria as the Compensation Committee may determine. Upon a participant's Termination of Employment (as defined in the Stock Plans), the Restricted Stock still subject to restriction generally will be forfeited by the Participant. The Compensation Committee may waive these restrictions in the event of hardship or other special circumstances.

  Performance Share Awards ("Performance Shares") are grants of shares of Common Stock or the right to receive shares in the future that are subject to restrictions on transfer and retention based on satisfaction of certain performance criteria of the Company, the Participant or both. If the specified performance objectives established by the Committee are attained during the time period specified by the Committee (which will generally be at least a two-year period) and if the Participant continues in employment through the performance period, the restrictions on transfer and retention will be removed.

  Depending on a Participant's responsibilities, the performance criteria will be based on any of the following, either alone or in any combination, and either on a consolidated or business unit level, as the Committee may determine: sales, net asset turnover, earnings per share, cashflow, cashflow from operations, operating profits or income, operating margin, net income, net income margin, return on net assets, return on total assets, return on common equity, return on total capital and total shareholder return. The Committee will specifically determine these criteria and may include or exclude any or all of the following items: extraordinary, unusual or nonrecurring items; effects of accounting changes; effects of financing activities; expenses for restructuring or productivity initiatives; non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation or settlements. Capital gains may be included or excluded. The maximum number of performance shares that may be awarded to any Participant under the Plan for any year is one half of the shares of Common Stock reserved under the plan. Performance Shares in respect of which the Company's deduction is subject to Section 162(m) of the Code, may only be paid if the performance objectives are achieved, except where the Participant's employment is terminated for an extraordinary reason, in which case the Participant may receive a proportionate award.

  Deferred Stock ("Deferred Stock") is stock that can be awarded to a Participant in the future, at a specified time and under specified conditions. The Compensation Committee will determine the Participants to whom, and the time or times at which, any Deferred Stock shall be awarded, the number of shares of Deferred Stock to be awarded to any Participant, the duration, the period during which and the conditions under which receipt of the shares will be deferred and any other terms and conditions of the Deferred Stock.

  Annual Incentive Awards ("Annual Incentives") are awards granted each fiscal year by the Committee and based on the satisfaction of specified bonus targets. The targets are based on Company performance measurements, as determined by the Committee, and include the following: sales, net asset turnover, earnings per share, cashflow, cashflow from operations, operating profits or income, net income, operating margin, net income margin, return on net assets, return on total assets, return on common equity, return on total capital and total shareholder return. The Committee will specifically determine these criteria and may include or exclude any or all of the following items: extraordinary, unusual or nonrecurring items; effects of accounting changes; effects of financing activities; expenses for restructuring or productivity initiatives; non-operating items; spending for acquisitions; effects of divestitures; and effects of litigation or settlements. Capital gains may be included or excluded. The Committee will determine each year whether the objectives have been satisfied and awards will be paid only if the deduction is subject to Section 162(m) of the Code, except for an extraordinary reason for a termination of employment.

  Payment may be made in cash, or at the election of the Participant, in the form of Common Stock, Deferred Stock, Restricted Stock, or a combination of the foregoing. If Deferred Stock or Restricted Stock is chosen, it will be subject to limitation on transfer and risk of forfeiture for a designated period (generally, four years) and may have a value of as much as 130% of the cash value of the award had it been paid in cash. The maximum compensation that any Participant may receive in connection with an Annual Incentive, including Restricted Stock or Deferred Stock worth 130% of the cash value, is $1.5 million.

  Amendments and Modifications. The Stock Plans, as adopted, are not limited as to their duration. The Board of Directors of the Company may amend, alter, or discontinue the Stock Plans, subject to certain limits.

  Change in Control. In the event of a Change in Control of the Company (as defined in the Stock Plans):

    (1) any SAR and Stock Options outstanding as of the date of such Change in Control that are not then exercisable and vested will become fully exercisable and vested to the full extent of the original grant; and

    (2) the restrictions and deferred limitations applicable to any shares of Restricted Stock and Deferred Stock will lapse and such shares of Restricted Stock and Deferred Stock will become free of all restrictions and become fully vested and transferable to the full extent of the original grant. Also, the performance goals and other restrictions with respect to any outstanding award of Performance Shares or Annual Incentives may be deemed to be satisfied in full and fully distributable.

  A Change in Control includes any transaction that would result in any person owning, directly or indirectly, 20% or more of the outstanding Common Stock of the Company or the voting power of the Company, certain changes in the members of the board of directors, certain corporate transactions (such as a merger) and the sale of substantially all of the Company's assets.

                               BENEFICIAL OWNERS

  The following table sets forth, as of February 28, 1997, certain information with respect to the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each Company director, (iii) the Chief Executive Officer and each of the other Named Executive Officers and (iv) all Company directors and executive officers as a group.

                                           PERCENT OF VOTING SHARES
                             SHARES        -------------------------------
                          BENEFICIALLY     PRIOR TO THE       AFTER THE
NAME OF BENEFICIAL OWNER     OWNED           OFFERING          OFFERING
------------------------  ------------     -------------      ------------
National City Bank
 N.E.(1).................   831,099                     6.0%              5.2%
Janus Capital
 Corporation(2)..........   687,225                     4.9               4.3
Joel B. Alvord...........    12,944                       *                 *
Timothy B. Carney........    10,471(3)                    *                 *
Charles L. Cooney........     6,416                       *                 *
Michael H. Croft.........    24,838(3)                    *                 *
Ronald C. Drabik.........    17,146                       *                 *
Norbert A. Florek........     8,208                       *                 *
John M. Galvin...........    16,812                       *                 *
Mark G. Kachur...........   105,928(3)(4)                 *                 *
Gerald C. McDonough......    10,916                       *                 *
C. Edward Midgley........    26,416                       *                 *
Paul J. Powers...........   243,699                     1.7               1.5
David L. Swift...........     7,339                       *                 *
John A. Tomich...........     6,681(3)                    *                 *
All directors and
 executive officers as a
 group (13 people).......   497,814                     3.5               3.1

--------
 * Less than 1%.

(1) As reported on a Schedule 13G dated February 19, 1997 filed with the Commission by National City Bank N.E. According to such Schedule 13G, National City Bank N.E. has sole voting power over 671,035 shares and shared voting power over 159,556 shares and sole investment power over 91,189 shares, shared investment power over 696,610 shares and no investment power over 43,300 shares. The address of the stockholder is National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484.

(2) As reported on a Schedule 13G dated February 10, 1997 filed with the Commission by Janus Capital Corporation. According to such Schedule 13G, Janus Capital Corporation has shared voting power and shared dispositive power with respect to all 704,325 of these shares. The address of the stockholder is 100 Fillmore Street, Denver, Colorado 80206-4923.

(3) Includes the following number of Common Shares (fractional shares not shown) credited to the accounts of the above-mentioned beneficial owners by the trustee acting under the provisions of the Company's 401(k) Plan:
    Mr. Carney--1,268 shares; Mr. Croft--1,571 shares; Mr. Kachur--68 shares; and Mr. Tomich--90 shares.

(4) Includes 39,658 shares of Common Stock subject to options exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

COMMON STOCK

  As of March 31, 1997, there were 13,830,663 shares of Common Stock outstanding, excluding shares of Common Stock reserved for issuance upon exercise of options granted under the Stock Plans. The Common Stock is listed on the Nasdaq National Market under the symbol "CUNO."

  Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future. The Common Stock is not liable to further call or assessment by the Company or for liabilities of the Company imposed on its stockholders under state law.

  Holders of Common Stock have certain rights to purchase Series A Preferred Stock (as defined below) or Common Stock under certain circumstances. See "-- Preferred Stock" and "--Stockholder Rights Plan."

PREFERRED STOCK

  Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, the Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding. The Board, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present intention to issue shares of Preferred Stock.

  In connection with the adoption of the Rights Plan, the Company's Board of Directors has created one series of Preferred Stock, consisting of 300,000 shares of Series A Preferred Stock (as defined below). No shares of Series A Preferred Stock have been issued as of the date of this Prospectus. Each share of Series A Preferred Stock when and if issued will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share. Thereafter, and after the holders of the Common Stock receive a liquidation payment of $1.00 per share, the holders of the Series A Preferred Stock and the holders of the Common Stock will share the remaining assets in the ratio of 100 to 1 (as adjusted) for each share of Series A Preferred Stock and share of Common Stock so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. In the event that the amount of accrued and unpaid dividends on the Series A Preferred Stock is equivalent to six full quarterly dividends or more, the holders of the

Series A Preferred Stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Stock until all cumulative dividends on the Series A Preferred Stock have been paid through the last quarterly dividend payment date or until noncumulative dividends have been paid regularly for at least one year.

CERTAIN CORPORATE PROVISIONS

  The Restated Certificate and the Restated Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. These provisions include (i) the classification of the Board into three classes, each serving for staggered three year terms, (ii) the authority of the Board to issue series of Preferred Stock with such voting rights and other powers as the Board may determine, (iii) notice requirements in the Restated Bylaws relating to nominations to the Board and to the raising of business matters at stockholders meetings, (iv) a requirement that a vote of at least 80% of shares entitled to vote generally for the election of directors is required to amend provisions of the Restated Certificate relating to the classification of the Board and removal of directors and (v) a prohibition of stockholder action by written consent.

DELAWARE ANTI-TAKEOVER LAW

  The Company is a Delaware corporation that is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,
(iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock that the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions that increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

STOCKHOLDER RIGHTS PLAN

  The Board of Directors of the Company adopted a Stockholder Rights Plan (the "Rights Plan") pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of the Common Stock outstanding.

  Each Right, when it becomes exercisable, entitles its registered holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), of the Company at a price of $60 per one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment.

  The Rights are not exercisable until the earlier of (i) a person or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding Common Stock (except pursuant to a Permitted Offer, as defined in the Rights Plan) (an "Acquiring Person") or (ii) 10 days (or such later date as the Company's Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Rights Distribution Date").

  In the event that any person or group becomes an Acquiring Person (the "Shares Acquisition Date"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof will be null and void.

  In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power or (ii) more than 50% of the Company's assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate or, if in such transaction all holders of Common Stock are not treated alike, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the Common Stock, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by the Acquiring Person or its associates and affiliates, which shall have become void) at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

  The Rights will expire at the close of business on August 8, 2006, unless redeemed by the Company as described herein. At any time prior to the earlier to occur of (i) a person or group becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Additionally, following the Shares Acquisition Date, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike, but not involving an Acquiring Person or its affiliates or associates. Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable.

  The Rights have certain anti-takeover effects. The Rights should not interfere with any merger or business combination approved by the Company's Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group becomes an Acquiring Person. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. The Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all stockholders.

                      CERTAIN RELATED PARTY TRANSACTIONS

ARRANGEMENTS BETWEEN THE COMPANY AND COMMERCIAL INTERTECH

  The Company and Commercial Intertech entered into the following agreements for the purpose of governing the post-Spin-off relationships.

  Distribution and Interim Services Agreement. Subject to certain exceptions, the distribution and interim services agreement (the "Distribution and Interim Services Agreement") provides for cross-indemnities principally designed to place financial responsibility for the liabilities of the Company's business with the Company and financial responsibility for the liabilities of the remaining businesses of Commercial Intertech with Commercial Intertech following the Spin-off.

  The Distribution and Interim Services Agreement provides that certain services, including tax, accounting, payroll, employee benefit and legal services, will continue to be provided to the Company for a period up to 12 months following the Distribution Date, at rates comparable to those charged to the Company by Commercial Intertech for similar services provided prior to the Spin-off, with certain exceptions. For the first quarter of fiscal year 1997, the Company paid approximately $800,000 in fees. In addition, the Distribution and Interim Services Agreement provides that any corporate opportunity, transaction, agreement or other arrangement that becomes known to a director or officer of the Company, who is also an officer or director of Commercial Intertech or a subsidiary of Commercial Intertech, shall not be the property or corporate opportunity of the Company but of Commercial Intertech, even if such opportunity, transaction, agreement or other arrangement relates to the Company's business. To the extent a conflict arises between Commercial Intertech and the Company under the Distribution and Interim Services Agreement, the following procedures shall be used: (i) each party shall appoint two members to a dispute resolution committee; (ii) if such committee is unable to resolve such dispute, it shall refer the dispute to the chief executive officer of each company for resolution; and (iii) if such chief executive officers are unable to resolve such dispute, they shall refer the dispute to final, binding arbitration. Mr. Powers currently serves as Chief Executive Officer of both Commercial Intertech and the Company. In addition, Messrs. Galvin, McDonough and Midgley are directors of both the Company and Commercial Intertech and would, together with Mr. Powers, be subject to the corporate opportunity provisions of the Distribution and Interim Services Agreement.

  Tax Allocation Agreement. A tax sharing agreement (the "Tax Allocation Agreement") provides that the Company is liable for U.S. federal, state, local and foreign tax liabilities that are attributable to the Company through the Distribution Date and that Commercial Intertech is responsible for all such taxes of Commercial Intertech (excluding the Company). In addition, all taxes (other than as described below) attributable to or occasioned by the separation of the Company's business and Commercial Intertech's remaining business and the Spin-off are the Company's responsibility.

  Under the Tax Allocation Agreement, if the Spin-off is determined to be taxable because a change of control of Commercial Intertech occurs, then the resulting tax liability will be borne solely by Commercial Intertech. If the Spin-off is determined to be taxable because of a change of control of the Company, then the resulting tax liability shall be borne solely by the Company. Under the Tax Allocation Agreement, each of Commercial Intertech and the Company make certain representations, warranties and covenants to the other party not to take any action that would be inconsistent with any requirement, nor fail to take any action required, in order to preserve the tax-free nature of the Spin-off. To the extent that either party violates such representations, warranties or covenants, then the party in breach shall be solely liable for the resulting tax liability. If a tax liability arises in connection with the Spin-off for any reason not set forth above, then such liability shall be borne equally by Commercial Intertech and the Company. For purposes of the Tax Allocation Agreement "a change of control" shall mean a greater than 50% change in stock ownership, measured by vote and value of either company.

  Employee Benefits Agreement. The employee benefits and compensation allocation agreement (the "Benefits Agreement") provides that any Commercial Intertech stock-based awards held by Company employees and Company non-employee directors who are not also directors of Commercial Intertech and half of such options held by Company non-employee directors who are also directors of Commercial Intertech were, as of the Distribution Date, replaced with similar stock-based awards for Common Stock, in each case adjusted so that the value thereof after the Distribution Date was equal to the value of the replaced award before the Distribution Date. The Benefits Agreement provides that, effective as of the Distribution Date, the Company became responsible for all benefit related other liabilities to employees and their beneficiaries and dependents as well as former employees of former Company businesses and their beneficiaries and dependents.

INDEBTEDNESS BETWEEN THE COMPANY AND COMMERCIAL INTERTECH

  In connection with the Spin-off, the Company assumed $30.0 million of Commercial Intertech's debt, which was accounted for as a dividend to Commercial Intertech. The debt was paid from the proceeds of the Credit Facility entered into by the Company shortly after the Spin-off. In addition, the Company and it subsidiaries owe Commercial Intertech $6.8 million as of February 28, 1997 for amounts due under the Distribution and Interim Services Agreement as well as other intercompany charges. The Company expects to pay these balances by October 1997. Payments for these obligations are expected to be funded through the Company's internally generated cashflow or existing lines of credit.

  In connection with the Spin-off, the Company entered into a credit agreement with Mellon Bank, N.A. (the "Bank"), in its capacity as agent for various banks, subsequent to which the Bank agreed to provide the Credit Facility. The Company has drawn down a portion of the Credit Facility and has used some of the borrowings to repay the $30.0 million debt incurred in connection with the Spin-off.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

  Commercial Intertech structured the the Spin-off to qualify as a tax-free spin-off under Section 355 of the Code. However, no ruling was requested from the IRS concerning the federal income tax consequences of the transaction. If the Spin-off were determined to not qualify under Section 355 of the Code, then Commercial Intertech will be treated as if it sold the stock of the Company in a taxable transaction resulting in a substantial tax liability to Commercial Intertech. However, in certain circumstances the Company may be required to indemnify Commercial Intertech against 50% or all of such liability. See "--Arrangements Between the Company and Commercial Intertech."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, there will be 15,830,663 shares of Common Stock of the Company outstanding. All of these shares, including the 2,000,000 shares sold in the offering, are and will be immediately eligible for resale in the public market without restriction under the Securities Act, unless they are held by "affiliates" of the Company within the meaning of Rule 144 under the Securities Act.


  The Company has granted to the Underwriters (as defined below) an option, expiring 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

  In general, under Rule 144 as currently in effect, a stockholder, including an "affiliate" of the Company, as that term is defined in Rule 144 (an "Affiliate"), who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least two years from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 158,000 shares immediately after the offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided that certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144. The Securities and Exchange Commission has reduced the two year holding period to one year and the three year holding period to two years effective April 29, 1997.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Robert W. Baird & Co. Incorporated, Goldman, Sachs & Co. and Cleary Gull Reiland & McDevitt Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                        NUMBER
UNDERWRITERS                                                           OF SHARES
------------                                                           ---------
Robert W. Baird & Co. Incorporated....................................
Goldman, Sachs & Co...................................................
Cleary Gull Reiland & McDevitt Inc....................................
                                                                       ---------
  Total............................................................... 2,000,000
                                                                       =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 2,000,000 shares of Common Stock offered hereby if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Underwriters that the several Underwriters propose to offer such Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share. The
Underwriters may allow and such dealers may re-allow a concession not in
excess of $    per share to other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

  The Company and its officers and directors have agreed that, except with the prior written consent of Robert W. Baird & Co. Incorporated, during the 90 days following the date of this Prospectus, they will not, directly or indirectly, offer, sell or otherwise dispose of, contract to sell or otherwise dispose of, or cause or in any way permit to be sold or otherwise disposed of, any shares of Common Stock or any other Company capital stock, rights to purchase Common Stock or other Company capital stock or securities or instruments convertible into or exchangeable for Common Stock or other Company capital stock, except for the Common Stock offered hereby. Notwithstanding the foregoing, the Company may (i) grant options, restricted stock, performance shares and stock appreciation rights pursuant to the Stock Plans in the ordinary course consistent with past practice, provided that none of such instruments shall be exercisable as the case may be, during the 90-day period described above and (ii) issue shares of Common Stock upon the exercise of options currently outstanding. Any permitted shortening of such periods and any related sales of Common Stock would not necessarily be preceded by a public announcement of the Company or the Representatives that such consent has been given.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities under the Securities Act of 1933 or contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Common Stock in the Offering, if the Underwriters repurchase previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission"). In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the Common Stock being offered hereby will be passed upon for the Company by Katten Muchin & Zavis, a partnership including professional corporations, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

  The Consolidated Financial Statements and schedule of the Company at October 31, 1996 and 1995, and for each of the three years in the period ended October 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at the Commission's Public Reference Room, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Copies of reports, proxy and information statements and other information regarding registrants that file electronically are available on the

Commission's Web site at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and copies of either of them or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.

                               CUNO INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
AUDITED FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors........................  F-2
Consolidated Balance Sheets as of October 31, 1996 and 1995..............  F-3
Statements of Consolidated Income for the Years Ended October 31, 1996,
 1995 and 1994...........................................................  F-4
Statements of Consolidated Stockholders' Equity for the Years Ended
 October 31, 1996, 1995 and 1994.........................................  F-5
Statements of Consolidated Cash Flows for the Years Ended October 31,
 1996, 1995 and 1994.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Statements of Consolidated Income for the Three Months Ended January 31,
 1997 and 1996 (unaudited)............................................... F-21
Consolidated Balance Sheets as of January 31, 1997 (unaudited) and
 October 31, 1996........................................................ F-22
Statements of Consolidated Cash Flows for the Three Months Ended January
 31, 1997 and 1996 (unaudited)........................................... F-23
Notes to Unaudited Condensed Consolidated Financial Statements as of
 January 31, 1997........................................................ F-24

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
CUNO Incorporated

  We have audited the accompanying consolidated balance sheets of CUNO Incorporated and subsidiaries as of October 31, 1996 and 1995, and the related statements of consolidated income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CUNO Incorporated and subsidiaries at October 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Hartford, Connecticut
December 16, 1996

                       CUNO INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                OCTOBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                              (IN THOUSANDS,
                                                                EXCEPT PER
                                                             SHARE AND COMMON
                                                                SHARE DATA)
                           ASSETS
CURRENT ASSETS
  Cash and cash equivalents................................. $  5,244  $  6,740
  Accounts and notes receivable (less allowances of $1,133
   and $1,136, respectively)................................   36,944    33,381
  Inventories...............................................   19,149    21,763
  Deferred income taxes.....................................    5,333     5,766
  Prepaid expenses and other current assets.................    1,484     2,511
  Receivables from related party............................       --    18,767
                                                             --------  --------
    Total current assets....................................   68,154    88,928
NONCURRENT ASSETS
  Intangible assets.........................................   19,695    21,663
  Pension assets............................................    1,174     3,264
  Other noncurrent assets...................................    1,532     1,041
                                                             --------  --------
    Total noncurrent assets.................................   22,401    25,968
PROPERTY, PLANT AND EQUIPMENT, NET..........................   48,201    47,931
                                                             --------  --------
      Total assets.......................................... $138,756  $162,827
                                                             ========  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank loans................................................ $ 10,690  $ 10,440
  Accounts payable..........................................   12,719    10,780
  Accrued payroll and related taxes.........................    9,084     8,446
  Accrued other expenses....................................    6,986     6,105
  Accrued income taxes......................................    1,360     2,947
  Current portion of long-term debt.........................      962     1,036
  Dividends payable to related party........................    4,612        --
  Payable to related party..................................   10,184        --
                                                             --------  --------
    Total current liabilities...............................   56,597    39,754
NONCURRENT LIABILITIES
  Long-term debt............................................   33,772     4,060
  Deferred income taxes.....................................    3,670     4,067
  Retirement benefits.......................................    1,569     2,757
                                                             --------  --------
    Total noncurrent liabilities............................   39,011    10,884
STOCKHOLDERS' EQUITY
  Preferred stock, $.001 par value; 2,000,000 shares
   authorized, no shares issued and outstanding.............       --        --
  Common stock, $.001 par value;
   Authorized: 50,000,000 shares
   Issued: 1996-13,774,568 shares (excluding 6,854 in
   treasury) 1995-13,565,922 shares.........................       14        14
  Additional paid-in-capital................................    6,736     3,391
  Retained earnings.........................................   33,636   102,245
  Unearned compensation.....................................   (3,448)       --
  Minimum pension liability adjustment......................     (811)       --
  Translation adjustments...................................    7,021     6,539
                                                             --------  --------
    Total stockholders' equity..............................   43,148   112,189
                                                             --------  --------
      Total liabilities and stockholders' equity............ $138,756  $162,827
                                                             ========  ========

                See notes to consolidated financial statements.

                       CUNO INCORPORATED AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

                                               YEAR ENDED OCTOBER 31,
                                         -------------------------------------
                                            1996         1995         1994
                                         -----------  -----------  -----------
                                                (IN THOUSANDS, EXCEPT
                                          PER SHARE AND COMMON SHARE DATA)
Net sales............................... $   179,068  $   162,699  $   143,111
Less costs and expenses:
  Cost of products sold.................     104,848       99,772       92,507
  Selling, general and administrative
   expenses.............................      56,750       52,087       45,626
  Distribution and other nonrecurring
   costs................................       5,564           --           --
                                         -----------  -----------  -----------
                                             167,162      151,859      138,133
                                         -----------  -----------  -----------
Operating income........................      11,906       10,840        4,978
Nonoperating income (expense):
  Interest income.......................         156          145           88
  Interest expense......................        (820)        (691)        (706)
  Exchange losses.......................        (171)        (449)        (933)
  Gain (loss) on sale of assets.........         121           --       (1,053)
  Other.................................        (181)        (282)        (331)
                                         -----------  -----------  -----------
                                                (895)      (1,277)      (2,935)
                                         -----------  -----------  -----------
Income before income taxes..............      11,011        9,563        2,043
Provision for income taxes:
  Current...............................       5,293        4,697        1,491
  Deferred..............................         125       (1,235)      (1,255)
                                         -----------  -----------  -----------
                                               5,418        3,462          236
                                         -----------  -----------  -----------
Net income.............................. $     5,593  $     6,101  $     1,807
                                         ===========  ===========  ===========
Earnings per common share............... $      0.41  $      0.45  $      0.13
                                         ===========  ===========  ===========
Weighted average common shares
 outstanding............................  13,565,922   13,565,922   13,565,922
                                         ===========  ===========  ===========


                See notes to consolidated financial statements.

                       CUNO INCORPORATED AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                YEAR ENDED OCTOBER 31,
                                        ---------------------------------------
                                            1996          1995         1994
                                        ------------  ------------ ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
COMMON STOCK
  Balance at end of year............... $         14  $         14 $         14
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year.........        3,391         3,391        3,391
  Performance shares issued............        3,448            --           --
  Shares repurchased...................         (103)           --           --
                                        ------------  ------------ ------------
  Balance at end of year...............        6,736         3,391        3,391
RETAINED EARNINGS
  Balance at beginning of year.........      102,245        97,284       97,507
  Net income...........................        5,593         6,101        1,807
  Less:
   Dividends to Commercial Intertech...       36,943            --        1,958
   Transfer of Commercial Intertech
    debt...............................       30,000            --           --
   Divisional equity retained by
    Commercial Intertech...............        7,259         1,140           72
                                        ------------  ------------ ------------
  Balance at end of year...............       33,636       102,245       97,284
UNEARNED COMPENSATION
  Balance at beginning of year.........           --            --           --
  Performance shares issued............       (3,448)           --           --
                                        ------------  ------------ ------------
  Balance at end of year...............       (3,448)           --           --
MINIMUM PENSION LIABILITY
  Balance at beginning of year.........           --            --           --
  Other................................         (811)           --           --
                                        ------------  ------------ ------------
  Balance at end of year...............         (811)           --           --
TRANSLATION ADJUSTMENTS
  Balance at beginning of year.........        6,539         5,777        2,831
  Net change for year..................          482           762        2,946
                                        ------------  ------------ ------------
  Balance at end of year...............        7,021         6,539        5,777
                                        ------------  ------------ ------------
    Total stockholders' equity......... $     43,148  $    112,189 $    106,466
                                        ============  ============ ============
Stockholders' equity per share of
 common stock.......................... $       3.13  $       8.27 $       7.85
                                        ============  ============ ============

                See notes to consolidated financial statements.

                       CUNO INCORPORATED AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                     YEAR ENDED OCTOBER 31,
                                                    --------------------------
                                                      1996     1995     1994
                                                    --------  -------  -------
                                                         (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income....................................... $  5,593  $ 6,101  $ 1,807
  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provision for depreciation and amortization.....    7,475    7,929    8,154
   Loss on sale of equipment.......................       --       --    1,053
   Pension plan credits............................      692    1,019      676
   Change in deferred income taxes.................     (239)  (1,222)  (1,143)
   Changes in current assets and liabilities:
    (Increase) in accounts receivable..............   (5,050)  (3,839)    (756)
    Decrease (increase) in inventories.............    3,224     (636)   1,301
    Decrease (increase) in prepaid expenses and
     other current assets..........................      838     (292)     166
    Decrease (increase) in receivable from
     affiliate.....................................   24,964   (3,128)  (4,814)
    Increase in accounts payable and accrued
     expenses......................................    2,425    1,477    1,323
    (Decrease) increase in accrued income taxes....   (3,236)     335      229
                                                    --------  -------  -------
      Net cash provided by operating activities....   36,686    7,744    7,996
INVESTING ACTIVITIES:
  Proceeds from sale of equipment..................       43      113      109
  Investment in intangibles........................       --     (343)    (207)
  Capital expenditures.............................   (6,325)  (5,234)  (2,927)
                                                    --------  -------  -------
      Net cash (used) by investing activities......   (6,282)  (5,464)  (3,025)
FINANCING ACTIVITIES:
  Proceeds from long-term debt.....................   61,000    4,012       --
  Principal payments on long-term debt.............  (30,987)  (4,900)    (882)
  Net borrowings under bank loan agreements........    1,311      880     (104)
  Conversion of other assets.......................     (701)       1       32
  Dividends paid to Commercial Intertech...........  (62,331)      --   (1,958)
                                                    --------  -------  -------
      Net cash (used) by financing activities......  (31,708)      (7)  (2,912)
Effect of exchange rate changes on cash and cash
 equivalents.......................................     (192)      59      396
                                                    --------  -------  -------
Net (decrease)increase in cash and cash
 equivalents.......................................   (1,496)   2,332    2,455
Cash and cash equivalents at beginning of year.....    6,740    4,408    1,953
                                                    --------  -------  -------
Cash and cash equivalents at end of year........... $  5,244  $ 6,740  $ 4,408
                                                    ========  =======  =======
Supplemental disclosures:
Cash paid during the year for:
  Interest......................................... $    694  $   716  $   703
  Income taxes.....................................    9,732    4,338    1,149

                See notes to consolidated financial statements.

                      CUNO INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--ORGANIZATION AND ACCOUNTING POLICIES

 Organization:

  On July 11, 1996, Commercial Intertech Corp. ("Commercial Intertech") initiated a plan to separate its Fluid Purification group subsidiaries and divisions (the "Company" or "CUNO") from the rest of Commercial Intertech's businesses in a tax-free transaction, subject to regulatory approval. The following companies and divisions made up the Fluid Purification Group companies--CUNO Incorporated, USA; CUNO Pacific Pty., Ltd., Australia; Commercial Intertech do Brasil, Ltda., Brazil; CUNO Europe S.A., France; CUNO KK, Japan; CUNO Filtration Asia Pte. Ltd., Singapore; and divisions located in England, Germany and Italy.

  On July 29, 1996, Commercial Intertech declared a distribution of 100 percent of its interest in the Company to be effected by a distribution on September 10, 1996 of one share of common stock of the Company for each share of Commercial Intertech held by existing stockholders of Commercial Intertech, based on a record date of August 9, 1996. On that date, there were approximately 13,566,000 common shares of Commercial Intertech outstanding.

  As part of the distribution, the Company's Certificate of Incorporation was amended to provide for the authorization of 2,000,000 shares of $.001 par value Preferred Stock and 50,000,000 shares of $.001 par value Common Stock. No preferred shares were issued with the distribution (see Note D).

  In conjunction with the reorganization, the Company assumed $30,000,000 of Commercial Intertech's debt which was accounted for as a dividend to Commercial Intertech. The debt was repaid from the proceeds of a credit facility entered into by the Company shortly after the reorganization (see Note C). In addition, the Company declared a dividend of $35,675,000 payable to Commercial Intertech. Of this amount, $4,612,000 remains payable at October 31, 1996. In addition, CUNO Pacific Pty. Ltd. declared and paid a $1,268,000 dividend in February 1996.

  The accounts of the Company represent the consolidation of all entities formerly organized as the Fluid Purification Group of Commercial Intertech. The transfer of Commercial Intertech's interests and assets in the business and divisions which comprise the Company has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests as of the time of the combination. Accordingly, the historical basis is carried over. The Company's stockholders' equity has been retroactively restated as if the reorganization had occurred at the beginning of the earliest period presented. The accompanying consolidated financial statements represent the financial condition of the Company and the results of operations as if the Company was a stand-alone corporation during the years shown. References to subsidiaries include those companies and divisions which have been organized under the consolidated Company. All significant transactions between the Company and its subsidiaries have been eliminated.

  The Company and Commercial Intertech have entered into a Tax Allocation Agreement providing, among other things, for the respective rights and obligations of Commercial Intertech and the Company concerning tax liabilities (including the allocation of and indemnification for tax liabilities) in connection with the distribution. In addition, the Company and Commercial Intertech have entered into a Distribution and Interim Services Agreement which provides that certain services which have historically been provided to the Company by Commercial Intertech will continue to be provided to the Company following the Distribution Date, at rates specified in such agreement, for a period of up to twelve months following the Distribution Date, with certain exceptions. The Tax Allocation Agreement and Distribution and Interim Services Agreement are not expected to result in expenses materially different from those reflected in the historical financial statements.

  Commercial Intertech provides certain management and administrative services to the Company. Amounts of Commercial Intertech's general corporate, accounting, legal, and other administrative costs related to such

                      CUNO INCORPORATED AND SUBSIDIARIES
services have been allocated to the Company based on actual dollars spent or the relative percentage of time each department spends providing services to the Company. Management believes that this allocation method provides the Company with a reasonable amount of such expenses.

 Consolidation:

  The accounts of the Company and all of its subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.

 Inventories:

  Inventories are stated at the lower of cost or market. Inventories in the U.S. are primarily valued on the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). Approximately 48 percent (49 percent in 1995) of worldwide inventories are accounted for using the LIFO method. Inventories as of October 31 consisted of the following:

                                                                  1996    1995
                                                                 ------- -------
                                                                 (IN THOUSANDS)
     Raw materials.............................................. $ 2,817 $ 3,063
     Work in process............................................   6,503   6,784
     Finished goods.............................................   9,829  11,916
                                                                 ------- -------
                                                                 $19,149 $21,763
                                                                 ======= =======

  If all inventories were priced using the FIFO method, which approximates replacement cost, inventories would have been $2,296,000 higher in 1996 and $2,220,000 higher in 1995.

 Intangibles:

  Intangible assets at October 31 are summarized as follows:

                                                                 1996    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
     Goodwill, less accumulated amortization
      (1996--$5,519,000; 1995--$4,944,000)..................... $16,164 $16,739
     Other intangibles, less accumulated amortization
      (1996--$21,833,000; 1995--$20,440,000)...................   3,531   4,924
                                                                ------- -------
                                                                $19,695 $21,663
                                                                ======= =======

  Goodwill, which is the excess of cost over the fair value of net assets acquired, generally is amortized on a straight-line basis over 40 years.

  Other intangibles, including patents, know-how and trademarks, are carried at their appraised value on the acquisition date less accumulated amortization, which is provided using the straight-line method over 10 to 25 years.

 Properties and Depreciation:

  Property, plant and equipment are recorded at cost. Buildings and equipment are depreciated over their useful lives, principally by use of the straight-line method, which range from 10 to 40 years for buildings and 2.5 to 20 years for machinery and equipment.

                      CUNO INCORPORATED AND SUBSIDIARIES

 Impairment of Long-Lived Assets:

  In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset is compared to the asset's carrying amount to determine if a write-down is required.

 Income Taxes:

  The Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. Deferred income tax assets and liabilities principally arise from differences between the tax basis of the asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by using provisions of the enacted tax laws; the effects of future changes in tax laws or rates are not anticipated.

  Provisions are made for appropriate income taxes on undistributed earnings of foreign subsidiaries which are expected to be remitted to the parent company in the near term. The cumulative amount of unremitted earnings of subsidiaries, which aggregated approximately $3,000,000 at October 31, 1996, is deemed to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of any unrecognized deferred U.S. tax liability is not practicable because of the complexities associated with its hypothetical calculation.

 Translation of Foreign Currencies:

  The financial statements of foreign entities are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, except for those entities located in highly inflationary countries. Under this method, revenue and expense accounts are translated at the average exchange rate for the year while all assets and liability accounts are translated into U.S. dollars at the current exchange rate. Resulting translation adjustments are recorded as a separate component of stockholders' equity and do not affect income determination.

 Cash Equivalents:

  The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. Cash equivalents consist of time deposits in financial institutions at October 31, 1996 and 1995.

 Revenue Recognition:

  Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product.

 Advertising:

  Advertising costs are expensed as incurred and included in "selling, general and administrative expenses." Advertising expenses were $3,124,000, $2,906,000 and $2,738,000 for 1996, 1995 and 1994, respectively.

 Distribution and Other Nonrecurring Costs:

  Distribution and other nonrecurring costs represent incremental costs to the Company associated with the recent reorganization. Such costs are primarily comprised of professional service fees and costs associated with combining operations under a unified management.

                      CUNO INCORPORATED AND SUBSIDIARIES

 Earnings Per Share:

  All share and per share information has been retroactively restated to reflect the distribution in a manner similar to a stock split. In determining the weighted average number of common shares outstanding, it was assumed that the shares issued in conjunction with the reorganization were outstanding during each year presented. Fully diluted earnings per share is not presented as the effect of other common stock equivalents on the 1996 earnings per share calculation was not material.

 Uses of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Newly Issued Accounting Standards:

  In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued. This standard establishes a fair value method of accounting for or disclosing stock-based compensation plans. In 1997, the Company intends to adopt the disclosure provisions of this standard which requires disclosing the pro forma consolidated net income and earnings per share amounts assuming the fair value method was effective on November 1, 1995. The adoption of the disclosure provisions will not affect consolidated results of operations, financial position, or cash flows.

  In October 1996, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, "Environmental Remediation Liabilities." The SOP is effective for fiscal years beginning after December 15, 1996. The SOP does not make changes to existing accounting rules, but it clarifies how existing authoritative guidance on loss contingencies should be applied in determining environmental liabilities. The Company does not believe the SOP will have any material impact on its financial position or results of operations. The Company will be required to report under the SOP in its 1998 financial statements.

NOTE B--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is comprised of the following:

                                                                 1996    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
     Land and land improvements................................ $ 6,495 $ 6,672
     Buildings.................................................  26,301  27,706
     Machinery and equipment...................................  58,749  56,550
     Construction in progress..................................   4,605   2,451
                                                                ------- -------
                                                                 96,150  93,379
     Less depreciation and amortization........................  47,949  45,448
                                                                ------- -------
                                                                $48,201 $47,931
                                                                ======= =======

  Depreciation expense was $5,614,000 in 1996, $5,330,000 in 1995 and $5,395,000 in 1994.

                      CUNO INCORPORATED AND SUBSIDIARIES

NOTE C--DEBT

  Long-term debt obligations are summarized below:

                                                                   1996    1995
                                                                  ------- ------
                                                                  (IN THOUSANDS)
     Revolving credit............................................ $31,000 $   --
     Mortgages...................................................   3,675  4,973
     Other.......................................................      59    123
                                                                  ------- ------
                                                                   34,734  5,096
     Less current portion........................................     962  1,036
                                                                  ------- ------
                                                                  $33,772 $4,060
                                                                  ======= ======

  During the fourth quarter of fiscal 1996, the Company entered into a $55.0 million bridge loan agreement to pay Commercial Intertech the $30.0 million of debt assumed as part of the Spin-off in the form of a dividend. The Company then replaced the bridge financing with a $60.0 million senior unsecured revolving credit facility.

  The new senior unsecured revolving credit facility was used to repay all outstanding debt associated with the bridge financing and for other general purposes. The credit facility matures in five years. The Company pays a variable per annum fee on the unused amount of the commitment, payable quarterly in arrears. The rate was 0.125 percent at October 31, 1996. The interest rate on outstanding borrowings at October 31, 1996 was 8.25 percent. The facility has interest options determinable by the Company based upon prime interest or LIBOR rates plus an applicable margin. These significantly reduced rates were not available to the Company on October 31, 1996 because the loan was not fully syndicated. Syndication has been completed and the rate at November 30, 1996 was 5.97 percent. The Company has $7.0 million in outstanding letters of credit at October 31, 1996 which reduces the availability of this credit facility. The credit agreement includes covenants which require the maintenance of certain financial ratios. The Company was in compliance with these covenants at October 31, 1996. The Company is prohibited from declaring dividends during fiscal 1997 and 1998. However, the Company may repurchase a maximum of $5,000,000 in treasury stock during 1997 and 1998 for its employee benefit plans.

  Mortgages relate to two manufacturing facilities. Two loans relating to a Japanese manufacturing facility bear interest at 1.75 and 1.88 percent, and mature through the year 2000. One of the two loans is secured with property and equipment in Kita-Ibaragi, Japan (net book value at October 31, 1996 - $5,466,000). The second loan is unsecured. A facility located in Enfield, Connecticut collateralizes a loan which bears interest at 5.0 percent, also maturing in the year 2000. The Enfield facility's net book value at October 31, 1996 was $3,885,000.

  Principal payments due in the five years after October 31, 1996 are:

                                                      (IN THOUSANDS)
        1997.........................................    $   962
        1998.........................................        913
        1999.........................................        924
        2000.........................................        935
        2001.........................................     31,000

  The Company had available unused short-term lines of credit in various countries totaling approximately $9.2 million at October 31, 1996. Drawdowns under the unused short-term lines of credit are subject to the lender's approval.

                      CUNO INCORPORATED AND SUBSIDIARIES

  Outstanding bank loans at October 31, 1996 and 1995 had weighted average interest rates of 1.4 percent and 2.5 percent, respectively. The bank loans and unused short-term lines of credit are payable upon demand and are unsecured. There are no significant commitment fees related to the bank loans or unused lines of credit.

NOTE--D CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.001 per share, and 2,000,000 shares of Preferred Stock, par value $.001 per share.

 Common Stock

  In conjunction with the reorganization, 13,565,922 shares of Common Stock were issued excluding shares of Common Stock reserved for issuance upon exercise of options granted under the Company's Stock Option Plans. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future.

 Preferred Stock

  The authorized class of Preferred Stock may be issued in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof as the Board of Directors determines. The rights, priorities, preferences, qualifications, limitations and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The Board of Directors may authorize the issuance of Preferred Stock which ranks senior to the Common Stock with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, the Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on Common Stock to be effective while any shares of Preferred Stock are outstanding.

 Stockholder Rights Plan

  Prior to the Spin-off, the Company adopted a Stockholder Rights Plan, pursuant to which a preferred share purchase right (a "Right") is associated with, and trades with, each share of Common Stock outstanding.

  Each Right, when it becomes exercisable, entitles its holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock ("Series A Preferred Stock"), par value $.001 per share, of the Company at a price of $60 per one-hundredth share, subject to adjustment.

  The Rights are not exercisable until the earlier of (i) the acquisition of 15% or more of the Company's Common Stock by a person or group of affiliated persons (an "Acquiring Person"); or (ii) 10 days following the commencement or announcement of an intention to make a tender or exchange offer which would result in a person or group becoming an Acquiring Person.

                      CUNO INCORPORATED AND SUBSIDIARIES

  Each holder of a Right will have the right to receive, upon exercise, the number of shares of Common Stock or one-hundredths of a share of Series A Preferred Stock having a value (immediately prior to such triggering event) equal to two times the exercise price of such Right.

  In the event that the Company is acquired in a merger or acquisition, as defined, each holder of a Right shall have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights expire on August 8, 2006.

NOTE E--OPERATING LEASES

  The Company has entered into certain lease agreements for various facilities and equipment. Rent expense under operating leases was approximately $1,672,000 in 1996, $1,729,000 in 1995, and $1,532,000 in 1994.

  Future minimum lease payments under noncancellable operating leases with an initial term of one year or more were as follows at October 31, 1996:

                                                                  (IN THOUSANDS)
     1997........................................................     $  705
     1998........................................................        509
     1999........................................................        380
     2000........................................................        349
     2001........................................................        348
     Thereafter..................................................        234
                                                                      ------
     Total minimum lease payments................................     $2,525
                                                                      ======

NOTE F--BENEFIT PLANS

  The Company maintains noncontributory defined benefit plans for substantially all of its U.S. employees. Pension benefits for the hourly employees covered by these plans are expressed as a flat benefit rate times years of continuous service. The salaried employees have previously been included in a defined benefit pension plan sponsored by Commercial Intertech. Benefits for salaried employees are now provided under a successor plan with essentially the same benefits which are based upon a percentage of the employee's average compensation during the preceding ten years, reduced by 50 percent of the Social Security Retirement Benefit. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be deemed appropriate from time to time.

  The Company also accounts for pension costs under the provisions of SFAS No. 87 for contributory defined benefit pension plans covering its employees in Japan. Benefits under these plans are based on years of service and compensation in the period immediately preceding retirement. Funding is predicated on minimum contributions as required by local laws and regulations plus additional amounts, if any, as may be deemed appropriate. Some employees of other foreign operations also participate in postemployment benefit arrangements not subject to the provisions of SFAS No. 87.

                      CUNO INCORPORATED AND SUBSIDIARIES

  The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at October 31, 1996 and 1995 for the Company's U.S. and foreign defined benefit pension plans. Other foreign pension plans do not determine net assets or the actuarial present value of accumulated benefits as calculated and disclosed herein:

                                                             1996      1995
                                                           --------  --------
                                                            (IN THOUSANDS)
     Actuarial present value of benefit obligations:
     Vested benefit obligation............................ $(17,546) $(18,426)
                                                           ========  ========
     Accumulated benefit obligation....................... $(20,071) $(20,492)
                                                           ========  ========
     Projected benefit obligation......................... $(24,567) $(26,009)
     Market value of plan assets..........................   19,632    16,921
                                                           --------  --------
     Projected benefit obligation in excess of plan
      assets..............................................   (4,935)   (9,088)
     Unrecognized net loss................................      819     2,887
     Unrecognized prior service cost......................    1,132     1,451
     Unrecognized net obligation..........................      567     3,590
     Additional minimum liability.........................     (408)   (2,498)
                                                           --------  --------
     Net pension liability recognized in the consolidated
      balance sheets...................................... $ (2,825) $ (3,658)
                                                           ========  ========

  Plan assets at October 31, 1996 are invested in publicly traded and restricted mutual funds, various corporate and government bonds, guaranteed income contracts and listed stocks, including common stock of the Company having a market value of $376,000 at that date. Salaried plan assets have been estimated.

  A summary of the various components of net periodic pension cost for defined benefit plans and cost information for other plans for the three-year period is shown below:

                                                          1996    1995    1994
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
     Defined benefit plans:
       Service cost..................................... $1,651  $1,337  $1,095
       Interest cost....................................  1,049   1,065     831
       Actual return on plan assets..................... (1,930) (1,785)   (462)
       Net amortization and deferral....................  1,369   1,145    (150)
                                                         ------  ------  ------
       Net pension expense..............................  2,139   1,762   1,314
     Other plans:
       Foreign plans....................................    273     218     184
                                                         ------  ------  ------
         Total pension expense.......................... $2,412  $1,980  $1,498
                                                         ======  ======  ======

  Assumptions used in the accounting for the defined benefit plans as of October 31 were:

                                                          1996    1995    1994
                                                         ------  ------  ------
     Domestic plans:
       Weighted-average discount rate...................  7.8%    7.3%    8.5%
       Rates of increase in compensation levels.........  5.0     4.5     4.5
       Expected long-term rate of return on assets...... 10.0    10.0    10.0
     CUNO KK (Japan) plan:
       Weighted-average discount rate...................  4.0     4.0     5.0
       Rates of increase in compensation levels.........  4.0     5.0     5.0
       Expected long-term rate of return on assets......  4.5     5.5     6.0

                       CUNO INCORPORATED AND SUBSIDIARIES

NOTE G--INCOME TAXES

  The components of income (loss) before income taxes and the provision (benefit) for income taxes are summarized as follows:

                                                      1996     1995     1994
                                                     -------  -------  -------
                                                         (IN THOUSANDS)
   Income (loss) before income taxes
     Domestic....................................... $ 3,436  $ 3,652  $(1,037)
     Foreign........................................   7,575    5,911    3,080
                                                     -------  -------  -------
                                                      11,011    9,563    2,043
   Provision (benefit) for income taxes
     Current
       Domestic--Federal............................   1,947    1,466       (3)
           --State and local........................     722      368      115
       Foreign......................................   2,960    3,546    1,379
     Benefit of operating loss carryforwards........    (336)    (683)      --
                                                     -------  -------  -------
                                                       5,293    4,697    1,491
     Deferred
       Domestic--Federal............................      79     (633)    (376)
           --State and local........................       4      (95)    (140)
       Foreign......................................      42     (507)    (739)
                                                     -------  -------  -------
                                                         125   (1,235)  (1,255)
                                                     -------  -------  -------
                                                       5,418    3,462      236
                                                     -------  -------  -------
     Net income (loss)
       Domestic.....................................     684    2,546     (633)
       Foreign......................................   4,909    3,555    2,440
                                                     -------  -------  -------
                                                     $ 5,593  $ 6,101  $ 1,807
                                                     =======  =======  =======

  A reconciliation of the effective tax rate to the U.S. statutory rate follows:

                                                            1996  1995  1994
                                                            ----  ----  -----
   Statutory U.S. federal income tax rate.................. 35.0% 35.0%  35.0%
   State and local taxes on income net of domestic federal
    income tax benefit.....................................  4.4   1.9   (0.8)
   Impact of foreign subsidiaries on effective rate........ (2.8)  4.0  (36.6)
   Benefit of operating loss carryforwards................. (3.1) (7.1)    --
   Nonrecurring distribution costs......................... 11.9    --     --
   Goodwill with no U.S. tax benefit.......................  3.1   4.7   21.8
   All other...............................................  0.7  (2.3)  (7.8)
                                                            ----  ----  -----
   Effective income tax rate............................... 49.2% 36.2%  11.6%
                                                            ====  ====  =====

                      CUNO INCORPORATED AND SUBSIDIARIES

  Significant components of the Company's deferred income tax liabilities and assets as of October 31 are as follows:

                                                            1996   1995   1994
                                                           ------ ------ ------
                                                              (IN THOUSANDS)
Deferred income tax liabilities:
  Tax over book depreciation.............................. $4,508 $4,925 $5,222
  Other...................................................     61     87    103
                                                           ------ ------ ------
    Total deferred income tax liabilities.................  4,569  5,012  5,325
Deferred income tax assets:
  Pension liability.......................................    942    684    511
  Employee benefits.......................................  1,919  2,209  2,031
  Net operating loss carryforwards........................  1,061  1,832  3,279
  Inventory valuation.....................................  1,001    877    538
  Net operating loss carryback............................  1,309  1,309  1,081
  Other...................................................  1,061  1,632  1,628
                                                           ------ ------ ------
    Total deferred income tax assets......................  7,293  8,543  9,068
Valuation allowance for deferred income tax assets........  1,061  1,832  3,279
                                                           ------ ------ ------
  Net deferred income tax assets..........................  6,232  6,711  5,789
                                                           ------ ------ ------
  Net deferred income tax assets.......................... $1,663 $1,699 $  464
                                                           ====== ====== ======

  The valuation allowance has decreased by $771,000 in 1996, $1,447,000 in 1995 and $931,000 in 1994. The decrease in 1996 is the result of the reorganization of CUNO Latina Ltda. (Brazil), in addition to the utilization of net operating loss carryforwards. Although realization of the net deferred income tax assets is not assured, management believes it is more likely than not that all of the remaining net deferred income tax assets will be realized. The amount of the net deferred income tax assets considered realizable, however, could be reduced if estimates of future taxable income are reduced.

  The tax benefits from net operating loss carryforwards relate to the operation in Brazil and are available indefinitely.

                      CUNO INCORPORATED AND SUBSIDIARIES

NOTE H--RELATED PARTY TRANSACTIONS

  Transactions with Commercial Intertech included in the balance sheets as "Receivables from related party", "Dividends payable to related party" and "Payable to related party" represent a net balance as a result of various transactions between the Company and Commercial Intertech. These accounts are short-term and non-interest bearing. The balance is primarily the result of the Company's declaration of dividends and other payments associated with the reorganization. Prior to the reorganization, the balance was primarily the result of the Company's participation in Commercial Intertech's domestic cash management system as all excess cash was remitted to Commercial Intertech and certain disbursements were made by Commercial Intertech. Also included are transactions relating to the Company's federal income tax liability and other corporate charges. Transactions with other Commercial Intertech subsidiaries are included in the "Other" classification. A summary of transactions follows:

                                                           OCTOBER 31,
                                                     --------------------------
                                                       1996     1995     1994
                                                     --------  -------  -------
                                                          (IN THOUSANDS)
   Balance at beginning of year..................... $ 18,767  $15,104  $10,923
     Net cash remitted to Commercial Intertech......   22,145   15,084   11,716
     Administrative expenses........................  (11,835)  (9,869)  (8,607)
     Payment of dividends...........................  (31,063)      --       --
     Other..........................................   (8,198)  (1,552)   1,072
                                                     --------  -------  -------
   Balance at end of year........................... $(10,184) $18,767  $15,104
                                                     ========  =======  =======

NOTE I--PRODUCT DEVELOPMENT COSTS

  The Company maintains ongoing development programs at various facilities to formulate, design and test new products and product alternatives, and to further develop and significantly improve existing products. Costs associated with these activities, which the Company expenses as incurred, are shown below:

                                                          1996    1995    1994
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
     Research and development........................... $3,625  $2,483  $1,884
     Engineering........................................  6,236   5,825   5,888
                                                         ------  ------  ------
                                                         $9,861  $8,308  $7,772
                                                         ======  ======  ======
     Percent of net sales...............................    5.5%    5.1%    5.4%
                                                         ======  ======  ======

NOTE J--SEGMENT REPORTING

  The Company has a single industry segment which is engaged in the design, manufacture and sale of products in the fluid purification industry. In the following table, data in the column labeled "Europe" pertains to subsidiaries operating within the European Economic Community. Data in the "Other" column pertains to operations located in Asia, Australia and Brazil.

  Operating income represents total revenue less total operating expenses. Identifiable assets are those assets used in the operations of each business or geographic area or which are allocated when used jointly.

                      CUNO INCORPORATED AND SUBSIDIARIES

GEOGRAPHIC AREA

                       UNITED
                       STATES   EUROPE   JAPAN   OTHER  ELIMINATION CONSOLIDATED
                       -------  ------- ------- ------- ----------- ------------
                                            (IN THOUSANDS)
1996
Sales to customers...  $86,394  $30,541 $28,778 $33,355  $     --     $179,068
Inter-area sales.....   16,894    1,305     300      41   (18,540)          --
                       -------  ------- ------- -------  --------     --------
Total net sales......  103,288   31,846  29,078  33,396   (18,540)     179,068
Operating income.....    1,935    2,923   1,269   5,779        --       11,906
Identifiable assets..   74,647   17,350  24,430  17,085                133,512
Corporate assets.....                                                    5,244
                                                                      --------
Total assets.........                                                 $138,756
                                                                      ========
1995
Sales to customers...  $74,893  $27,700 $30,508 $29,598  $     --     $162,699
Inter-area sales.....   16,516    1,423     593   1,470   (20,002)          --
                       -------  ------- ------- -------  --------     --------
Total net sales......   91,409   29,123  31,101  31,068   (20,002)     162,699
Operating income.....    1,607    2,351   2,533   4,349        --       10,840
Identifiable assets..  101,640   11,381  26,595  16,471        --      156,087
Corporate assets.....                                                    6,740
                                                                      --------
Total assets.........                                                 $162,827
                                                                      ========
1994
Sales to customers...  $71,964  $21,651 $25,234 $24,262  $     --     $143,111
Inter-area sales.....   12,981    1,069     236   1,197   (15,483)          --
                       -------  ------- ------- -------  --------     --------
Total net sales......   84,945   22,720  25,470  25,459   (15,483)     143,111
Operating income.....   (1,413)     373   2,392   3,626        --        4,978
Identifiable assets..   96,174   13,749  25,125  13,615        --      148,663
Corporate assets.....                                                    4,408
                                                                      --------
Total assets.........                                                 $153,071
                                                                      ========

  Net assets of foreign subsidiaries at October 31, 1996 and 1995 were $24,043,000 and $36,298,000, respectively, of which net current assets were $9,677,000 and $19,558,000 respectively.

NOTE K--STOCK OPTIONS AND AWARDS

  In September 1996, the Company adopted and approved a stock option and award plan which allows for the grant of a number of stock incentive instruments, including nonqualified and incentive stock options, restricted stock, performance shares and stock appreciation rights which may be granted as part of a stock option or as a separate right to the holders of any options previously granted. The plan permits the granting of such stock awards of up to 1,200,000 shares of Common Stock. Accordingly, such shares have been authorized and reserved. The options are exercisable at various dates and have varying expiration dates. Approximately 946,760 shares of common stock are reserved for issuance to key employees and nonemployee directors under the provisions of these option and award plans as of October 31, 1996. Of its 353,961 stock options which were granted during 1996, 81,961 related to Commercial Intertech options held by Company executives prior to the September 10, 1996 distribution date. Such options were issued in a manner to preserve the economic position of the option holders which existed prior to the distribution. No accounting expense was charged to earnings in connection with this issuance.

  Awards of performance shares totaled 215,500 in 1996. When rights, options or awards are granted, associated compensation expense is accrued from date of grant to the date such options or awards are exercised.

                      CUNO INCORPORATED AND SUBSIDIARIES

  A summary of the stock option activity follows for 1996:

                                                SHARES   EXERCISE
                                                 UNDER     PRICE      OPTIONS
                                                OPTION  (PER SHARE) EXERCISABLE
                                                ------- ----------- -----------
   Outstanding at October 31, 1995.............      --          --          --
     Options granted........................... 272,000 $     15.13          --
     Commercial Intertech options exchanged....  81,961  7.47-10.99          --
     Options exercised.........................      --          --          --
                                                ------- -----------         ---
   Outstanding at October 31, 1996............. 353,961 $7.47-15.13          --

  Shares available for future grants amounted to approximately 592,800 shares as of October 31, 1996.

NOTE L--FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures of financial instruments:

 Cash and cash equivalents:

  The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

 Long and short-term debt:

  The carrying amounts of the Company's borrowings under its short-term credit agreements approximate their fair value. The fair values of the long-term debt are estimated using discounted cash flow analysis, based on the Company's incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's long-term debt approximates its carrying value because of the variable interest rate of the majority of the debt.

  The carrying amounts and fair values of the Company's financial instruments follows:

                                                         OCTOBER 31,
                                              ---------------------------------
                                                    1996             1995
                                              ---------------- ----------------
                                              CARRYING  FAIR   CARRYING  FAIR
                                               VALUE    VALUE   VALUE    VALUE
                                              -------- ------- -------- -------
                                                       (IN THOUSANDS)
   Cash and cash equivalents................. $ 5,244  $ 5,244 $ 6,740  $ 6,740
   Bank loans................................  10,690   10,690  10,440   10,440
   Long-term debt............................  34,734   34,719   5,096    5,068

  The carrying amounts of accounts and notes receivable, receivables from related party, accounts payable and accrued expenses and amounts payable to related party approximates fair value because of the short-term nature of those transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS:

  At times, the Company utilizes foreign currency exchange contracts to minimize the impact of currency fluctuations on transactions. At October 31, 1996 and 1995, the Company held contracts for $1,000,000 and $500,000 respectively, with fair values of $1,002,000 and $500,000, respectively. The fair value of foreign currency exchange contracts is estimated based on quoted exchange rates at year end. The forward contracts are an effective hedge against fluctuations in the value of the foreign currency. Therefore, the contracts have no income statement impact.

                      CUNO INCORPORATED AND SUBSIDIARIES

NOTE M--DISPOSAL

  The Company recorded a loss of $1,053,000 during fiscal 1994 on the disposal of assets it had acquired from Bioken Separation, Inc., a manufacturer of proprietary cross-flow membrane devices and systems. The original cost of the acquisition was $2,224,000.

NOTE N--QUARTERLY DATA (UNAUDITED)

                                               FIRST  SECOND   THIRD  FOURTH
  1996                                        ------- ------- ------- -------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
  Net sales.................................. $41,004 $45,090 $48,542 $44,432
  Gross profit...............................  15,748  18,460  20,796  19,216
  Distribution and other nonrecurring
   costs(1)..................................      --      --   2,876   2,688
  Net income (loss)..........................   1,851   3,251     630    (139)
  Earnings per common share..................    0.14    0.24    0.05   (0.01)
                                               FIRST  SECOND   THIRD  FOURTH
  1995                                        ------- ------- ------- -------
                                                 (IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
  Net sales.................................. $37,713 $39,630 $43,467 $41,889
  Gross profit...............................  13,926  14,995  17,025  16,981
  Net income.................................   1,416   1,241   1,419   2,025
  Earnings per common share..................    0.10    0.09    0.10    0.15

--------
(1) Included in 1996 operating income and net income were distribution and other nonrecurring costs to the Company associated with the recent reorganization. These expenses totaled $4,858 (net of income taxes of $706).

  The Company incurred $2,876,000 or $0.21 per share during the third quarter of 1996 and $1,982,000 or $0.15 per share during the fourth quarter (net of taxes) for distribution and other nonrecurring costs.

  Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

                       CUNO INCORPORATED AND SUBSIDIARIES

                 STATEMENTS OF CONSOLIDATED INCOME (UNAUDITED)

                                                          THREE MONTHS ENDED,
                                                              JANUARY 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
Net sales...............................................    $44,839     $41,004
Less costs and expenses:
  Cost of products sold.................................     25,638      25,256
  Selling, general and administrative expenses..........     15,274      13,112
                                                         ----------  ----------
                                                             40,912      38,368
                                                         ----------  ----------
Operating income........................................      3,927       2,636
Nonoperating income (expense):
  Interest income.......................................         36          31
  Interest expense......................................       (591)       (101)
  Exchange losses.......................................        (26)        (10)
  Gain on sale of assets................................          6          98
  Other.................................................        (48)        (13)
                                                         ----------  ----------
                                                               (623)          5
                                                         ----------  ----------
Income before income taxes..............................      3,304       2,641
Provision for income taxes..............................      1,239         790
                                                         ----------  ----------
Net income..............................................    $ 2,065     $ 1,851
                                                         ==========  ==========
Net income per common share.............................    $  0.15     $  0.14
                                                         ==========  ==========
Weighted average common shares outstanding.............. 13,809,608  13,565,922
                                                         ==========  ==========


      See notes to unaudited condensed consolidated financial statements.

                       CUNO INCORPORATED AND SUBSIDIARIES

                  CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                        JANUARY 31, OCTOBER 31,
                                                           1997        1996
                                                        ----------- -----------
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
ASSETS
Current assets
  Cash and cash equivalents............................  $  3,586    $  5,244
  Accounts and notes receivable (less allowances for
   doubtful accounts of $1,406 and $1,133,
   respectively).......................................    36,437      36,944
  Inventories..........................................    19,712      19,149
  Deferred income taxes................................     5,301       5,333
  Prepaid expenses and other current assets............     1,393       1,484
                                                         --------    --------
    Total current assets...............................    66,429      68,154
Noncurrent assets
  Intangible assets, net...............................    19,213      19,695
  Pension assets.......................................     1,146       1,174
  Other noncurrent assets..............................     1,493       1,532
  Property, plant and equipment, net...................    46,817      48,201
                                                         --------    --------
    Total assets.......................................  $135,098    $138,756
                                                         ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Bank loans...........................................  $ 12,306    $ 10,690
  Accounts payable.....................................    11,797      12,719
  Accrued payrolls and related taxes...................     6,905       9,084
  Accrued expenses.....................................     7,223       6,986
  Accrued income taxes.................................     2,269       1,360
  Current portion of long-term debt....................       912         962
  Dividends payable to related party...................     2,170       4,612
  Payable to related party.............................     6,703      10,184
                                                         --------    --------
    Total current liabilities..........................    50,285      56,597
Noncurrent liabilities
  Long-term debt.......................................    35,577      33,772
  Deferred income taxes................................     3,544       3,670
  Retirement benefits..................................     1,541       1,569
                                                         --------    --------
    Total noncurrent liabilities.......................    40,662      39,011
Stockholders' equity
  Preferred stock, $.001 par value; 2,000,000 shares
   authorized, no shares issued and outstanding........        --          --
  Common Stock, $.001 par value; 50,000,000 shares
   authorized, 13,822,076 and 13,774,568 shares
   outstanding.........................................        14          14
  Additional paid-in-capital...........................     7,262       6,736
  Retained earnings....................................    35,701      33,636
  Unearned compensation................................    (3,578)     (3,448)
  Minimum pension liability adjustment.................      (811)       (811)
  Translation adjustments..............................     5,563       7,021
                                                         --------    --------
    Total stockholders' equity.........................    44,151      43,148
                                                         --------    --------
    Total liabilities and stockholders' equity.........  $135,098    $138,756
                                                         ========    ========

      See notes to unaudited condensed consolidated financial statements.

                       CUNO INCORPORATED AND SUBSIDIARIES

               STATEMENTS OF CONSOLIDATED CASH FLOWS (UNAUDITED)

                                                         THREE MONTHS ENDED,
                                                             JANUARY 31,
                                                         --------------------
                                                           1997       1996
                                                         ---------  ---------
                                                           (IN THOUSANDS)
OPERATING ACTIVITIES
Net income.............................................. $   2,065  $   1,851
Adjustments to reconcile net income to net cash (used
 for) provided by operating activities:
  Depreciation and amortization.........................     1,779      2,032
  Gain on sale of equipment.............................        (4)        --
  Provision for unearned compensation...................       404         --
  Pension plan credits..................................        --        309
  Change in deferred income taxes.......................      (228)       708
Changes in assets and liabilities:
  Accounts receivable...................................      (465)       (49)
  Inventories...........................................    (1,196)       278
  Prepaid expenses and other current assets.............      (604)       (30)
  Payables to related party.............................    (3,149)       537
  Accounts payable and accrued expenses.................    (2,078)    (2,787)
  Accrued income taxes..................................       891     (1,220)
                                                         ---------  ---------
Net cash (used for) provided by operating activities....    (2,585)     1,629
INVESTING ACTIVITIES
  Proceeds from sale of equipment.......................        39          9
  Capital expenditures..................................    (1,001)    (1,050)
                                                         ---------  ---------
Net cash (used for) investing activities................      (962)    (1,041)
FINANCING ACTIVITIES
  Proceeds from long-term debt..........................     4,000         --
  Principal payments on long-term debt..................    (2,049)       (46)
  Net borrowings under bank loan agreements.............     2,371        344
  Conversion of other assets............................        --       (558)
  Dividends paid to related party.......................    (2,352)        --
                                                         ---------  ---------
Net cash provided by (used for) financing activities....     1,970       (260)
Effect of exchange rate changes on cash and cash
 equivalents............................................       (81)      (240)
                                                         ---------  ---------
Net change in cash and cash equivalents.................    (1,658)        88
Cash and cash equivalents--beginning of period..........     5,244      6,740
                                                         ---------  ---------
Cash and cash equivalents--end of period................ $   3,586  $   6,828
                                                         =========  =========


      See notes to unaudited condensed consolidated financial statements.

                      CUNO INCORPORATED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               JANUARY 31, 1997

NOTE A--CUNO ORGANIZATION AND DISTRIBUTION

  On July 29, 1996, the Board of Directors of Commercial Intertech Corp. ("Commercial Intertech" or "Related Party") approved a plan to spin-off its fluid purification business by declaring a dividend distribution of 100% of the common stock of CUNO Incorporated ("CUNO" or the "Company") on a pro-rata basis to the holders of Commercial Intertech common shares (the "Distribution" or "Spin-off"). On September 10, 1996, the Distribution date, each holder of record of Commercial Intertech common shares as of the close of business on August 9, 1996, the record date for the Distribution, received one share of CUNO Common Stock for every one share of Commercial Intertech common share. No fractional shares of CUNO were issued.

  In connection with the Spin-off, the Company declared dividends of approximately $35,675,000 payable from the CUNO subsidiaries to the parent (Commercial Intertech), and immediately prior to the Distribution, CUNO assumed $30,000,000 of Commercial Intertech's debt in the form of a dividend.

  CUNO and Commercial Intertech have entered into a Tax Allocation Agreement in connection with the Distribution. In addition, the companies have entered into a Distribution and Interim Services Agreement which provides that certain services which have historically been provided to CUNO by Commercial Intertech will continue to be provided following the Distribution Date, at rates specified in such agreement, for a period of up to twelve months.

NOTE B--BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended January 31, 1997 are not necessarily indicative of the results that may be expected for the year ending October 31, 1997. The condensed consolidated balance sheet at October 31, 1996 was derived from the audited consolidated financial statements as of that date. For further information, refer to the consolidated financial statements and footnotes herein.

NOTE C--EARNINGS PER SHARE DATA

  All share and per share information has been retroactively restated to reflect the Distribution in a manner similar to a stock split. In determining the weighted average number of common shares outstanding, it was assumed that the shares issued in conjunction with the reorganization were outstanding during each period presented. Fully diluted earnings per share is not presented as the effect of common stock equivalents was not material.

NOTE D--INCOME TAXES

  The Company's effective income tax rate for the period was 37.5% compared to 30.0% during the first quarter of 1996. The change reflects a loss of certain foreign tax benefits previously realized when the Company was a part of Commercial Intertech's combined tax group.

                      CUNO INCORPORATED AND SUBSIDIARIES

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


NOTE E--INVENTORIES

  Inventories consisted of the following:

                                                         JANUARY 31, OCTOBER 31,
                                                            1997        1996
                                                         ----------- -----------
                                                             (IN THOUSANDS)
      Raw materials.....................................   $ 2,642     $ 2,817
      Work-in-process...................................     8,001       6,503
      Finished goods....................................     9,069       9,829
                                                           -------     -------
                                                           $19,712     $19,149
                                                           =======     =======

  Inventories are stated at the lower of cost or market. Inventories in the U.S. are primarily valued on the last-in, first-out (LIFO) cost method. The method used for all other inventories is first-in, first-out (FIFO). An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations must necessarily be based on management's estimates of expected year-end inventory levels and costs. Because these are subject to many factors beyond management's control, interim results are subject to the final year-end LIFO inventory valuation.

CUNO Systems
Marketed Worldwide

ARTWORK

[MAP OF CUNO DISTRIBUTORS & FACILITIES]

[FLAG]  . Primary Distributors

[FLAG]  . CUNO Facilities

[FLAG]  . CUNO Major U.S. Facilities
          Meriden, Connecticut, World Headquarters
          Enfield, Connecticut
          Stafford Springs, Connecticut

[FLAG]  . CUNO Major International Facilities
          Calais, France
[FLAG]    Mazeres, France
          Blacktown, Australia
[FLAG]    Mairinque, Brazil
          Kita-Ibaragi, Japan
[FLAG]    Republic of Singapore

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPEC-TUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SE-CURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UN-LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  10
Price Range of Common Stock..............................................  10
Dividend Policy..........................................................  10
Capitalization...........................................................  11
Selected Financial and Other Data........................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  13
Business.................................................................  19
Management...............................................................  29
Summary Compensation Table...............................................  33
Beneficial Owners........................................................  39
Description of Capital Stock.............................................  40
Certain Related Party Transactions.......................................  43
Shares Eligible for Future Sale..........................................  44
Underwriting.............................................................  46
Legal Matters............................................................  47
Experts..................................................................  47
Available Information....................................................  47
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 SHARES

                                      LOGO

                               CUNO INCORPORATED

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS
                                ---------------

                             ROBERT W. BAIRD & CO.
             INCORPORATED

                           GOLDMAN, SACHS & CO.

                      CLEARY GULL REILAND & MCDEVITT INC.

                                        , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the Common Stock pursuant to the Prospectus contained in this Registration Statement. The Registrant will pay all of these expenses.

                                                                     APPROXIMATE
                                                                       AMOUNT
                                                                     -----------
     Securities and Exchange Commission registration fee............  $ 10,716
     NASD filing fee................................................     4,037
     Nasdaq listing fee.............................................    17,500
     Accountants' fees and expenses.................................    25,000
     Blue Sky fees and expenses.....................................     5,000
     Legal fees and expenses........................................   110,000
     Transfer Agent and Registrar fees and expenses.................     5,000
     Printing and engraving expenses................................   110,000
     Miscellaneous expenses.........................................    12,747
                                                                      --------
       Total........................................................  $300,000
                                                                      ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Article XII of the Registrant's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides that the Registrant may indemnify its directors, officers and employees to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), such indemnification to be evidenced by an indemnification agreement, except that the Registrant shall not be obligated to indemnify any such person (i) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense or (ii) for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant has entered into indemnity agreements with each of its directors. These agreements require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance if available on reasonable terms.

  In addition, Article XII of the Restated Certificate provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

  Reference is made to Section 145 of the DGCL, which provides for indemnification of directors and officers in certain circumstances.

  The Company has obtained a directors' and officers' liability insurance policy which entitles the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS

  (a) Exhibits.

  ***1.   Form of Underwriting Agreement.
    *3.1  Amended and Restated Certificate of Incorporation of the Registrant.
    *3.2  Amended and Restated Bylaws of the Registrant.
  ***4.1  Specimen stock certificate representing Common Stock.
    *4.2  Registrant's Rights Agreement dated as of August 19, 1996.
  ***5.   Opinion of Katten Muchin & Zavis as to the legality of securities to be registered.
   *10.1  CUNO Incorporated Non-Employee Directors' Stock Option Plan.
   *10.2  CUNO Incorporated 1996 Stock Incentive Plan.
   *10.3  CUNO Incorporated Distributorship Agreement.
   *10.4  Distribution and Interim Services Agreement by and between CUNO In-
          corporated and Commercial Intertech Corp.
   *10.5  Tax Allocation Agreement by and between CUNO Incorporated and Commer-
          cial Intertech Corp.
   *10.6  Employee Benefits and Compensation Allocation Agreement by and be-
          tween CUNO Incorporated and Commercial Intertech Corp.
   *10.7  Employment Agreement dated December 3, 1993 between Commercial
          Intertech Corp. and Mark G. Kachur.
  **10.8  Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and Paul J. Powers.
  **10.9  Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and Mark G. Kachur.
  **10.10 Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and Michael H. Croft.
  **10.11 Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and Ronald C. Drabik.
  **10.12 Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and Timothy B. Carney.
  **10.13 Termination and Change of Control Agreement dated October 1, 1996 be-
          tween CUNO Incorporated and John A. Tomich.
 ***10.14 Credit Agreement dated October 1, 1996 between CUNO Incorporated and
          Mellon Bank, N.A.
    10.15 CUNO Incorporated Executive Management Incentive Plan.
    10.16 CUNO Incorporated Management Incentive Plan.
  **21.   Subsidiaries of Registrant.
    23.1  Consent of Ernst & Young LLP.
 ***23.2  Consent of Katten Muchin & Zavis (contained in Exhibit 5).
 ***24.   Power of Attorney (included on the signature page of this registra-
          tion statement).

--------
  * Incorporated by reference to the Registrant's Registration Statement on Form 10, as amended, filed with the Securities and Exchange Commission on July 29, 1996.
 ** Incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on January 23, 1997.

*** Previously filed.

  (b) Financial Statement Schedule

    REPORT OF INDEPENDENT AUDITORS

    Schedule II--Valuation and Qualifying Accounts

  All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required or are inapplicable, and therefore have been omitted, or the required information is described in the Consolidated Financial Statements.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended (the "Act") the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the applicable provisions of the DGCL, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MERIDEN, STATE OF CONNECTICUT, ON THE 31ST DAY OF MARCH, 1997.

                                          CUNO Incorporated

                                                 /s/ Ronald C. Drabik
                                          By: _________________________________

                                                   Ronald C. Drabik

                                                Senior Vice President Chief
                                                  Financial Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON MARCH 31, 1997.

              SIGNATURE                               TITLE

                                        Chief Executive Officer and Chairman
               *                         of the Board (principal executive
-------------------------------------    officer)
           PAUL J. POWERS

                                        Senior Vice President and Chief
               *                         Financial Officer (principal
-------------------------------------    financial and accounting officer)
          RONALD C. DRABIK

                                        President, Chief Operating Officer
               *                         and Director
-------------------------------------
           MARK G. KACHUR

                                        Director
               *

-------------------------------------

           JOEL B. ALVORD

                                        Director
               *
-------------------------------------
          CHARLES L. COONEY

                                        Director
               *
-------------------------------------
          NORBERT A. FLOREK

                                        Director
               *
-------------------------------------
           JOHN M. GALVIN

                                        Director
               *
-------------------------------------
         GERALD C. MCDONOUGH

                                        Director
               *
-------------------------------------
          C. EDWARD MIDGLEY

                                        Director
*By:

      /s/ Ronald C. Drabik
-------------------------------------
-------------------------------------


          Ronald C. Drabik
    Attorney-in-Fact, Pursuant to

          Power of Attorney

                               INDEX TO EXHIBITS

 EXHIBITS
 --------
  10.15   CUNO Incorporated Executive Management Incentive Plan.
  10.16   CUNO Incorporated Management Incentive Plan.
  23.1    Consent of Ernst & Young LLP.


  (b) Financial Statement Schedule

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
CUNO Incorporated

  We have audited the consolidated financial statements of CUNO Incorporated and subsidiaries as of October 31, 1996 and 1995, and for each of the three years in the period ended October 31, 1996, and have issued our report thereon dated December 16, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Hartford, Connecticut
December 16, 1996

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                       CUNO INCORPORATED AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1996, 1995 AND 1994

        COLUMN A           COLUMN B       COLUMN C       COLUMN D     COLUMN E
        --------           --------       --------       --------     --------
                                         ADDITIONS
                                         ---------
                                     CHARGED   CHARGED
                          BALANCE AT TO COSTS TO OTHER               BALANCE AT
                          BEGINNING    AND    ACCOUNTS-                END OF
       DESCRIPTION        OF PERIOD  EXPENSES DESCRIBE  DEDUCTIONS     PERIOD
       -----------        ---------- -------- --------- ----------   ----------
Year ended October 31,
1996 Deducted from asset
accounts:
  Allowance for doubtful
   accounts receivable    $1,135,916 $ 21,673    $ 0     $ 24,136(A) $1,133,453
                          ========== ========    ===     ========    ==========
  Valuation allowance for
   deferred income tax
   assets                                                 435,000(B)
                          $1,832,000 $      0    $ 0     $336,000(C) $1,061,000
                          ========== ========    ===     ========    ==========
Year ended October 31,
1995 Deducted from asset
accounts:
  Allowance for doubtful
   accounts receivable    $  873,259 $643,310    $ 0     $380,653(A) $1,135,916
                          ========== ========    ===     ========    ==========
  Valuation allowance for
   deferred income tax
   assets                                                 764,000(B)
                          $3,279,000 $      0    $ 0     $683,000(C) $1,832,000
                          ========== ========    ===     ========    ==========
Year ended October 31,
1994 Deducted from asset
accounts:
  Allowance for doubtful
   accounts receivable    $  702,025 $193,249    $ 0     $ 22,015(A) $  873,259
                          ========== ========    ===     ========    ==========
  Valuation allowance for
   deferred income tax
   assets                 $4,210,000 $      0    $ 0     $931,000(B) $3,279,000
                          ========== ========    ===     ========    ==========

--------
(A) Uncollectible accounts written off, net of recoveries.
(B) Increase (decrease) in net operating loss carryforwards for the year.
(C) Net operating loss carryforwards utilized or expired.

                                      S-2